OPERATING AGREEMENT OF
MXG FIBER HOLDINGS, LLC

THIS OPERATING AGREEMENT (the "Agreement") of MxG Fiber Holdings, LLC (the "Company"), entered into as of and effective the 2nd day of January, 2021, by MxG Developers, LLC, its sole member, and such additional or substitute members as may be admitted as members of the Company from time to time pursuant to the terms of this Agreement (each, individually, a "Member" and, collectively, the "Members").

ARTICLE I
GENERALLY

Section 1. Agreement.

For and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Member hereby agrees to the terms and conditions of this Agreement, as it may from time to time be amended according to its terms. It is the express intention of the Member that this Agreement shall be the sole source of agreement, and this Agreement shall govern to the fullest extent permitted by the provisions of the Delaware Limited Liability Company Act (the "Act") or any other law or rule, and this Agreement shall supersede any and all prior agreements (written or verbal) relating and pertaining to any and all property owned by or transferred to the Company and any and all business conducted by the Company. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the least degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make any provision of this Agreement that was formerly invalid valid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

Section 2. Name.

The name of the Company is MxG Fiber Holdings, LLC.

Section 3. Effective Date.

This Agreement shall become effective on the date of this Agreement.

Section 4. Term.

The duration of the Company shall be perpetual, unless the Company shall be sooner dissolved and its affairs wound up in accordance with the Act or this Agreement (the "Term").

Section 5. Registered Agent and Office.

The registered agent for the service of process and the registered office shall be that person and location reflected in the Company's Articles of Organization as filed in the office of the Secretary of State of the State of Delaware. The Member may, from time to time, change the registered agent or office through appropriate filings with the Secretary of State.

Section 6. Company Property/Purposes.

All rights, title, interests, and properties of any nature whatsoever, real or personal, tangible and intangible, owned or hereafter acquired or received by the Company (the "Property") shall be held in the name of the Company. The purpose of the Company shall be to produce, market and sell renewable energy products and to engage in other business activities authorized by the Member (the "Business").

Section 7. Principal Place of Business.

The principal place of business office of the Company shall be in The Woodlands, Texas, or such other place or places as the Member shall designate.

ARTICLE II
MANAGEMENT

Section 1. Management of the Company.

(a) Management of the Company shall be vested in one or more managers (the "Manager") subject to the direction of the Member pursuant to the terms of this Agreement. The Manager shall be appointed by the Member. The Manager shall have such duties, responsibilities and authority, and be entitled to such compensation, if any, as may be established by written consent of the Member.

(b) Unless limited or restricted in the manner described above, and except as otherwise provided by this Agreement, the Manager shall be responsible to the Member for, and shall have the authority to supervise, the conduct of the ordinary and usual Business and affairs of the business of the Company, including without limitation, the authority to:

(i) Hire and fire at will employees of the Company;

(ii) Open deposit accounts for the Company and designate persons authorized to sign check and make withdrawals;

(iii) Open credit accounts with suppliers;

(iv) Employ accountants, attorneys, engineers, consultants and other professionals in connection with operation of the Business of the Company;

(v) Cause all taxes, accounts payable and other debts and liabilities of the Company to be paid when due;

(vi) Do all other things on behalf of the Company that normally fall within the authority of a president, chief executive or chief operating officer of a corporation; and

(vii) Consistent with the general authority granted to the Manager in this Article II and the authority granted in subsections (i) through (vi) of this Section 1(b) of this Article II, the Manager shall have the power to sign all agreements and other documents on behalf of the Company as "authorized signer" and Manager.

(c) Notwithstanding the foregoing neither the Company nor the Manager acting on behalf of the Company shall, without the approval of the Member:

(i) take any action in contravention of this Agreement or that would make it impossible to carry on the Business of the Company;

(ii) purchase, sell, lease, mortgage, or encumber any asset, except in the ordinary course of business of the Company and in a value or amount not to exceed $15,000.00;

(iii) borrow money or incur any debt except routine operating expenses incurred in the ordinary course of business of the Company and expenses of maintaining the Property of the Company;

(iv) enter into any contract or agreement on behalf of the Company other than in the ordinary course of the business of the Company;

(v) cause the Company to lend money, or guarantee any debt on behalf of the Company;

(vi) enter into any employment agreement with any individual other than for at-will employment;

(vii) possess Company Property, or assign the Company's rights in specific Company Property, for other than a Company purpose; or

(viii) approve the merger or consolidation of the Company, the sale of all or substantially all of the Company assets or the conversion of the Company into any kind of Company other than a limited liability company.

(d) Every Manager shall discharge his or her duties as a Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interest of the Company.

ARTICLE III
CONTRACTS

Section 1. Contracts With Member or Affiliates.

No contract or transaction between the Company and a Member or between the Company and any other individual or entity in which a Member has a financial interest shall be void or voidable solely for this reason, or solely because such Member is present at or participates in the meeting at which the contract or transaction is authorized, or solely because such Member's vote is counted for such purpose, and such Member shall not be obligated to account to the Company for any profit or benefit derived by such Member if the material facts as to such Member's relationship are known.

ARTICLE IV
ALLOCATIONS, ACCOUNTING, TAXES, AND DISTRIBUTIONS

Section 1. Allocations.

(a) For all purposes, except as otherwise expressly provided herein, all profits, gains, losses, income, deductions, and credits shall be allocated to the Member on the schedule set out in Exhibit A attached hereto, subject to any changes in such percentages occurring after the date hereof. Such percentages are referred to in this Agreement as each Member's respective "percentage membership interest." An agreed change in the "percentage membership interest" shall be triggered at "Project Financial Close" as defined in the Bridge Term Loan Agreement included in the "Closing Binder," attached hereto as Exhibit B. The percentage membership interest upon Project Financial Close is reflected in the "Amended and Restated Operating Agreement of MxG Fiber Holdings, LLC," which is also included as an Exhibit in the "Closing Binder," attached hereto as Exhibit B.

(b) The Member acknowledges that for income tax purposes the Company's adjusted basis of certain properties may differ from the fair market value of such properties at the time the

Member contributed such property to the Company. The Member further acknowledges that the principles of § 704 of the Internal Revenue Code of 1986, as amended (the "Code") apply with respect to such property.

Section 2. Taxes.

Any provision of this Agreement to the contrary notwithstanding, the Tax Matters Member, as set out in Section 5 below, shall work with the designated accountant to determine, solely for federal and state income tax purposes, how the Company shall be treated for federal and state income tax purposes.

Section 3. Distributions.

No later than April 1 of each year after 2019, out of available cash, if any, the Company shall make a mandatory pro rata tax distribution of cash to the Member according to the respective percentage membership interests in the Company (the "Tax Distribution"). The Tax Distribution each year will be in an amount which will, together with any and all previous cash distributions made to Member for or during the preceding calendar year, be sufficient to pay the federal, State, and local income tax liabilities of the Member on taxable income of the Company for the preceding calendar year allocated to the Member, assuming all such income is taxed, for federal, State, and local income tax purposes, at the highest marginal tax rate for corporate taxpayers under applicable tax law for such preceding calendar year, as determined by the accountant then regularly employed by the Company. In determining the amount of such tax liability, the Company's accountant shall be entitled to deduct from income allocated to the Members all income tax deductions which are also allocated to the Members such that a net amount of income allocated to the Members is used to determine the tax liability thereon and the amount of the Tax Distributions to be made to the Member. The Tax Distribution shall be made even if it impairs the "Operating Reserve" described below. The Company may make additional distributions to the Member in amounts approved by the Member, after establishment of Operating Reserve for anticipated expenses of the Company in such amounts as the Member may determine appropriate. Such distributions shall be made to the Member pro rata in accordance with their respective percentage membership interests.

Section 4. Accounting.

(a) The fiscal year of the Company shall be the calendar year.

(b) The books of account of the Company shall be kept and maintained at all times in accordance with law and at the principal office of the Company or the office of the accountant regularly employed by the Company. Except for tax purposes, the books of account shall be maintained by the Company on an accrual basis as recommended by the Company's accountant, in accordance with generally accepted accounting principles, consistently applied.

(c) The Manager (or in the absence of a then serving Manager, the Member) shall cause monthly financial statements for the Company to be prepared and distributed to the Member within 30 days after the close of each calendar month, and annual financial statements for each calendar year to be prepared and distributed to the Member no later than 60 days after the close of each calendar year. Said financial statements shall accurately reflect the financial condition and operations for the Company for the period covered and shall include, but not be limited to, a balance sheet, income and expense statements, cash flow reports and such other statements as any Member may reasonably request. The Member shall have access to the financial books and records of the Company at reasonable times and upon reasonable advance notice to the Manager or other party keeping such books and records.

Section 5. Tax Matters Member/Accountant.

Matt Griswold shall be the "Tax Matters Member". The Member may, from time to time, designate a different Tax Matters Member of the Company. The Tax Matters Member shall cause the Company to file all required state and federal income tax returns when due and may employ accountants on behalf of the Company to prepare such returns for filing.

ARTICLE V
DISSOLUTION AND WINDING UP

Section 1. Dissolution.

The Company shall be dissolved and its affairs wound up in accordance with the terms of this Agreement or at such other time as the Member determines appropriate.

Section 2. Effect of Dissolution.

Upon dissolution, the Company shall cease carrying on (as distinguished from the winding up of) the Company Business, but the Company is not terminated and shall continue until the Manager winds up of the affairs of the Company and a Certificate of Termination have been filed with the Delaware Secretary of Delaware.

Section 3. Winding Up and Certificate of Termination.

The winding up of the Company shall be conducted by the Manager and shall be completed when all debts, liabilities, and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property, if any, has been distributed to the Member. Upon the completion of winding up of the Company, articles of termination shall be delivered to the Delaware Secretary of Delaware which shall set forth the information required by the Act.

ARTICLE VI
GAIN AND DISTRIBUTION ON LIQUIDATION

Section 1. Gain and Loss on Liquidation.

(a) For accounting and federal and state income tax purposes, all gains and losses under § 1231 of the Code and all other capital gains and losses shall be allocated according to this Section 1 on the happening of any of the following events:

(i) the sale or disposition of all or substantially all of the Property; or

(ii) the dissolution and termination of the Company for any other reason.

(b) All gains under § 1231 of the Code and capital gains shall be allocated as follows, and in the following order:

(i) first, in the amount required by Section 1(b), Article IV, hereof; then

(ii) to the Members in the ratio of their respective percentage interest in the Company.

(c) All losses under § 1231 of the Code and all capital losses shall be allocated as follows, and in the following order:

(i) first, to those Members with a positive balance in their respective capital accounts, in an amount equal to the aggregate amount of such positive capital account balances; then

(ii) to the Members in the ratio of their respective percentage interest in the Company.

Section 2. Distribution on Liquidation.

In the event of the sale or other disposition of all or substantially all of the Property or the dissolution and termination of the Company for any other reason, the Company shall be dissolved and liquidated and all of the Property shall be distributed as follows and in the following order of priority:

(a) all of the Property of the Company shall be sold or collected and turned into cash by the Manager as expeditiously as possible;

(b) all of the Company's debts, liabilities, and obligations, but not including any Member Loans, shall be paid in full or reserves therefor shall be set aside;

(c) all of the Member Loans shall be paid in full, and if insufficient funds are available, the same shall be paid prorata;

(d) the remainder, if any, to the Members in accordance with the positive balance in their capital accounts, after giving effect to all contributions, distributions and allocations for all periods; and

(e) the remainder, if any, shall be paid to the Members in accordance with their respective percentage membership interests in the Company.

ARTICLE VII

GENERAL

Section 1. Governing Law.

This Agreement and the obligations of the Member and the successors and assigns hereunder shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware.

Section 2. Entire Agreement.

This Agreement contains the entire agreement between the parties hereto relative to the formation of the Company. No variations, modifications, or changes herein or hereof shall be binding upon any party hereto unless set forth in a document duly executed by or on behalf of such party.

Section 3. Severability.

If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the applicability of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 4. Binding Agreement.

Subject to the restrictions on transfers and encumbrances set forth in this Agreement and Section 7 below, this Agreement shall inure to the benefit of and be binding upon the undersigned Members and their respective heirs, executors, legal representatives, successors and assigns.

Section 5. Equitable Remedies.

The rights and remedies of any Member hereunder shall not be mutually exclusive, i.e., the exercise of one or more of the provisions hereof shall not preclude the exercise of any other provision hereof.

Section 6. Counterparts.

This Agreement may be executed in counterparts, all of which taken together shall constitute one instrument.

Section 7. Rights of Creditors and Third Parties Under Company Agreement.

This Agreement is entered into among the Company and the Member for the exclusive benefit of the Company, its Member, and their successors and permitted assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any capital contribution, additional capital contribution, or otherwise.

Section 8. Amendment.

This Agreement may only be amended by execution of a writing intended as such and signed by all of the Members.

IN WITNESS WHEREOF, this Agreement is executed effective as of the date first above written.

“MEMBERS”

MXG DEVELOPERS, LLC

By: [signature]

Name: Matt Griswold

Title: CEO

EXHIBIT A
TO
OPERATING AGREEMENT OF
MXG FIBER HOLDINGS, LLC

Member's Interests

Member	Percentage Membership Interest
MXG DEVELOPERS, LLC	100%

EXHIBIT B
TO
OPERATING AGREEMENT OF
MXG FIBER HOLDINGS, LLC

CLOSING BINDER: BRIDGE TERM LOAN AGREEMENT BETWEEN MXG FIBER HOLDINGS, LLC AND BWMXG, LLC, Prepared June 13, 2019.

BRIDGE TERM LOAN AGREEMENT

BETWEEN

MXG FIBER HOLDINGS, LLC

AND

BWMXG, LLC

Prepared June 13, 2019

Glossary	
"Borrower" "Company"	MxG Fiber Holdings, LLC
"Lender"	BWMXG, LLC
"Members"	MxG Developers, LLC; BWMXG, LLC; Nexus Program Management Group, LLC

Index of Documents

Tab No.	Document
1.	Bridge Term Loan Agreement between Borrower and Lender Rider A: Reporting Rider Schedule 4.1(A): Capitalization of Borrower and Affiliates Schedule 4.6: Litigation Schedule 4.9: Taxes Schedule 4.12: Intellectual Property Schedule 6.1: Indebtedness and Liabilities Exhibit A: Project Financial Model and Estimated Costs Exhibit B: Bridge Loan Note Exhibit C: Amended and Restated Operating Agreement of Company Ex. A: Name and Capital Contribution of Each Member Ex. B: Initial Managers Ex. C: Resolution to Appoint Initial Officers as of the Effective Date Exhibit D: Ultra Capital Term Sheet
2.	Services Agreement between Company and Nexus Project Development Services, LLC Exhibit A: Schedule of Payment Attachment 1: Form of Request for Services
3.	Request for Services No. 1 between Company and Nexus Project Development Services, LLC
4.	Request for Services No. 2 between Company and Nexus Project Development Services, LLC

BRIDGE TERM LOAN AGREEMENT

DATED AS OF JUNE 12, 2019

between

MXG FIBER HOLDINGS, LLC,
a Delaware limited liability company

as Borrower,

BWMXG, LLC,
a Texas limited liability company

as Lender

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

TABLE OF CONTENTS
(continued)

Page

RIDERS

SCHEDULES

EXHIBITS

BRIDGE TERM LOAN AGREEMENT

This BRIDGE TERM LOAN AGREEMENT is dated as of June 12, 2019 and entered into between **MXG FIBER HOLDINGS, LLC**, a Delaware limited liability company (the "**Borrower**") and **BWMXG, LLC**, a Texas limited liability company (the "**Lender**").

BACKGROUND

A. The Borrower has requested that the Lender establish in the Borrower's favor a bridge term loan in the principal amount equal to One Million Two Hundred Thousand and 00/100 Dollars ($1,200,000).

B. Subject to the terms and conditions set forth in this Agreement, the Lender has agreed to make such bridge term loan to the Borrower.

In consideration of the premises and the agreements, provisions and covenants herein contained, the Borrower and the Lender agree as follows:

SECTION 1
DEFINITIONS AND ACCOUNTING TERMS

1.1 Defined Terms. The capitalized terms defined in this Agreement shall have the meanings set forth below:

"**Affiliate**" means, as to any Person, any other Person (a) that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such Person; (b) that directly or indirectly beneficially owns or holds five percent (5%) or more of any class of voting stock of such Person; or (c) five percent (5%) or more of the voting stock of which is directly or indirectly beneficially owned or held by such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise; provided, however, in no event shall Lender be deemed an Affiliate of Borrower or any of its Subsidiaries or Affiliates.

"**Agreement**" means this Bridge Term Loan Agreement as it may be amended, restated, supplemented or otherwise modified from time to time.

"**Bridge Term Loan**" means the total aggregate amount of the loan made pursuant to Section 2.1 of this Agreement.

"**Bridge Term Loan Maturity Date**" means the sooner of (i) May 31, 2020 or (ii) the Project Financial Close (as defined below).

"**Bridge Term Loan Note**" means a promissory note in the form of Exhibit A, as it may be amended, restated, supplemented or otherwise modified from time to time pursuant to the terms hereof.

"**Business Day**" means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of Texas or is a day on which banking institutions located in any such state are closed.

"**Capital Lease**" means any lease of any property (whether real, personal or mixed).

"**Capital Lease Obligations**" means, at any time, with respect to any Capital Lease, any lease entered into as part of any sale leaseback transaction of any Person or any synthetic lease, the amount of all obligations of such Person that is (or that would be, if such synthetic lease or other lease were accounted for as a Capital Lease) capitalized on a balance sheet of such Person.

"**Cash Equivalents**" means: (a) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within six (6) months from the date of acquisition thereof; (b) commercial paper maturing no more than six (6) months from the date issued and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's Corporation or at least P-1 from Moody's Investors Service, Inc.; and (c) certificates of deposit or bankers' acceptances maturing within six (6) months from the date of issuance thereof issued by, or overnight reverse repurchase agreements from, any commercial bank organized under the laws of the United States, or any state thereof or the District of Columbia, having combined capital and surplus of not less than Two Hundred Fifty Million and 00/100 Dollars ($250,000,000.00) and not subject to setoff rights in favor of such bank.

"**Default**" means a condition, act or event that, after notice or lapse of time or both, would constitute an Event of Default if that condition, act or event were not cured or removed within any applicable grace or cure period.

"**Dollars**" or "$" means lawful currency of the United States of America.

"**Event of Default**" has the meaning assigned to that term in Section 7.1.

"**Governmental Authority**" means any federal, state or municipal court or other governmental department, commission, board, bureau, agency or instrumentality, governmental or quasi-governmental, domestic or foreign.

"**Indebtedness**", as applied to any Person, means without duplication: (a) all indebtedness for borrowed money; (b) obligations under leases which constitute Capital Leases; (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (d) any obligation owed for all or any part of the deferred purchase price of property or services if the purchase price is due more than six (6) months from the date the obligation is incurred or is evidenced by a note or similar written instrument; (e) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person; (f) obligations in respect of letters of credit or similar instruments (other than letters of credit or similar instruments that are cash collateralized); (g) all obligations of such Person under any foreign exchange contract, currency swap agreement, interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in currency values or interest rates; (h) "earnouts" and similar payment obligations; and (i) all guarantees by such Person of Indebtedness of others. For the avoidance of doubt, accounts payable and customer deposits in the ordinary course of business shall not be deemed to be Indebtedness.

"**Initial Closing Date**" means June 12, 2019.

"**Insolvency or Liquidation Proceeding**" means (i) any voluntary or involuntary case or proceeding under the bankruptcy code or any other bankruptcy Law with respect to any Loan Party, (ii) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or

proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Loan Party or with respect to a material portion of their respective assets, (iii) any liquidation, dissolution, reorganization or winding up of any Loan Party whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (iv) any assignment for the benefit of creditors or any other marshaling of assets and liabilities of any Loan Party.

"**Intellectual Property**" means all copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses and other types of intellectual property, in whatever form, now owned or hereafter acquired.

"**Laws**" means, collectively, all applicable international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directives, licenses, authorizations and permits of any Governmental Authority.

"**Lien**" means any lien (statutory or otherwise), mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

"**Loan Documents**" means this Agreement, the Bridge Term Loan Note, and the Restated Agreement, in each case as the same may be amended, modified or supplemented from time to time, and all other related agreements and documents executed by a Loan Party in favor of, and delivered to, the Lender in connection with or pursuant to any of the foregoing; provided, however, that Loan Documents shall not include any documents associated with any equity interests issued by any Loan Party and held by the Lender.

"**Loan Party**" means each of the Borrower and any subsidiary or affiliate controlled by the Borrower, and "Loan Parties" means any combination of the foregoing.

"**Material Adverse Effect**" means a material adverse effect upon (a) the business, operations, properties, assets or condition (financial or otherwise) of the Loan Parties taken as a whole, or (b) the ability of the Loan Parties, taken as a whole, to perform their obligations under any Loan Document.

"**Maximum Lawful Rate**" has the meaning assigned to that term in Section 8.14.

"**Obligations**" means, with respect to each Loan Party, without duplication:

(i) in the case of the Borrower, all principal of and interest (including any interest which accrues after the commencement of any Insolvency or Liquidation Proceeding with respect to the Borrower, whether or not allowed or allowable as a claim in any such Proceeding) on any Bridge Term Loan made pursuant to this Agreement or any other Loan Document;

(ii) all fees, expenses, indemnification obligations and other amounts of whatever nature now or hereafter payable by such Loan Party (including any amounts which accrue after the commencement of any Insolvency or Liquidation Proceeding with respect to such Loan Party, whether or not allowed or allowable as a claim in any such proceeding) pursuant to this Agreement or any other Loan Document;

(iii) all expenses of the Lender as to which the Lender have a right to reimbursement by such Loan Party under Section 8.1 or under any other similar provision of any other Loan Document; and

(iv) in the case of any Loan Party, all amounts now or hereafter payable by such Loan Party and all other obligations or liabilities now existing or hereafter arising or incurred (including any amounts which accrue after the commencement of any proceeding under any Insolvency or Liquidation Proceeding whether or not allowed or allowable as a claim in any such proceeding) on the part of such Loan Party pursuant to this Agreement or any other Loan Document.

"**Organization Documents**" means, (a) for any corporation, the certificate or articles of incorporation, the bylaws, any certificate of determination or instrument relating to the rights of preferred shareholders of such corporation and any shareholder rights agreement, (b) for any partnership, the partnership agreement and, if applicable, certificate of limited partnership, (c) for any limited liability company, the operating agreement and articles or certificate of formation or (d) any other document setting forth the manner of election or duties of the officers, directors, managers or other similar persons, or the designation, amount or relative rights, limitations and preference of the Stock of a Person.

"**Paid In Full**" or "**Payment In Full**" means the indefeasible payment in full in cash of each obligation as to the payment of money pursuant to the Loan Documents.

"**Permitted Encumbrances**" means the following types of Liens: (a) Liens in favor of or for the benefit of the Lender granted pursuant to any Loan Document; (b) Liens for taxes, assessments or other governmental charges not yet due and payable or as to which the period of grace, if any, related thereto has not expired and Liens for taxes which are being contested in good faith by appropriate proceedings for which adequate reserves have been established, which proceedings (or orders entered in connection with such proceedings) have the effect of staying the forfeiture or sale of the property or assets subject to any such Lien; (c) Liens granted to secure to secure Capital Lease Obligations permitted under Section 6.1(j); (d) any Lien on any asset securing Indebtedness permitted under Section 6.1(j) incurred or assumed for the purpose of financing all or any part of the cost of acquiring such asset, *provided* that such Lien attaches only to such asset acquired; (e) any Lien arising out of the refinancing, extension, renewal or refunding of any Indebtedness secured by any Lien permitted by any of the foregoing clauses of this Section, *provided* that the amount of such Indebtedness is not increased and is not secured by any additional assets; (f) Liens incurred or deposits or pledges (i) made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or (ii) to secure the payment or performance of tenders, statutory or regulatory obligations, bids, leases, contracts, performance and return of money bonds and other similar obligations; and (f) Liens not otherwise permitted by any of the foregoing securing Indebtedness in an aggregate principal or face amount at any date not to exceed $10,000.

"**Person**" means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governments and agencies and political subdivisions thereof.

"Project Financial Close" means the date upon which Borrower or its subsidiaries formed in connection with the project receives funding from a third-party capital provider in an amount

necessary to complete the development and construction of the project. If the Project Financial Close is set to occur with Ultra Capital (or another funding entity) and Lender will not be fully repaid at closing, then whether or not the funding amount received from a third party capital provider is sufficient to meet the definition of Project Financial Close is at the sole discretion of the Lender.

"**Reporting Rider**" means Rider A attached to this Agreement and made a part hereof.

"**Responsible Person**" means the chief executive officer, president, senior vice president, vice president, chief financial officer, treasurer, controller or a manager of a Loan Party. Any document delivered hereunder that is signed by a Responsible Person of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Person shall be conclusively presumed to have acted on behalf of such Loan Party.

"**Restated Agreement"** means the Amended and Restated Operating Agreement of MxG Fiber Holdings, LLC, to be entered into by Borrower, Lender, and Nexus Program Management Group, LLC contemporaneous with Project Financial Close. A copy of the Restated Agreement is attached as Exhibit C.

"**Subsidiary**" means, with respect to any Person, any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of shares of stock (or equivalent ownership or controlling interest) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof.

"**Target IRR**" means 14%. [See Appendix 3 "Definition of Qualified Project" in Ultra Capital Term Sheet attached hereto as Exhibit D.]

"**Taxes**" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

For purposes of this Agreement, all accounting terms not otherwise defined herein shall have the meanings assigned to such terms in conformity with GAAP. Financial statements and other information furnished to the Lender pursuant hereto shall be prepared in accordance with GAAP (as in effect at the time of such preparation) on a consistent basis.

References to "Sections", "subsections", "Riders", "Exhibits", "Schedules" and "Addenda" shall be to Sections, subsections, Riders, Exhibits, Schedules and Addenda, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined above or otherwise in this Agreement may, unless the context otherwise requires, be used in the singular or the plural depending on the reference. In this Agreement, words importing any gender include the other genders; the words "including," "includes" and "include" shall be deemed to be followed by the words "without limitation"; the term "or" has, except where otherwise indicated, the inclusive meaning represented by the phrase "and/or"; references to agreements and other contractual instruments shall be deemed to include subsequent amendments, assignments, and other modifications thereto, but only to the extent such amendments, assignments and other modifications are not prohibited by the terms of this Agreement or any other Loan Document; references to Persons include their respective permitted successors and assigns or, in the case of

governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of same and any successor statutes and regulations.

1.2 Time of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

SECTION 2
THE BRIDGE TERM LOAN

2.1 Bridge Term Loan. Subject to the terms and conditions of this Agreement:

(A) On the Initial Closing Date the Lender agrees to make the first installment of the Bridge Term Loan to Borrower in the amount of Five Hundred Thousand and 00/100 Dollars ($500,000.00) ("**Tranche 1**"). After the Initial Closing Date, the Lender shall make an additional installment of up to Seven Hundred Thousand and 00/100 Dollars ($700,000.00) of the Bridge Term Loan to Borrower upon confirmation that the target IRR set forth in the Project Financial Model attached as Exhibit A remains at or above the Target IRR (such installment "**Tranche 2**"). In the event that the Target IRR has decreased below the Target IRR amount, then the decision to make the Tranche 2 installment shall be solely made by Lender. All amounts owed hereunder with respect to the Bridge Term Loan shall be paid in full no later than the Bridge Term Loan Maturity Date. The obligation of Borrower to repay the Bridge Term Loan and interest thereon shall be evidenced by Bridge Term Loan Notes executed by Borrower, in substantially the form attached hereto as Exhibit B.

(B) The Bridge Term Loan Notes and the Obligations of the Borrower shall be unsecured.

(C) The Lender shall fund Tranche 1 of the Bridge Term Loan on the Initial Closing Date by wire transfer of same day funds pursuant to wire transfer instructions provided by the Borrower. The Lender shall fund Tranche 2 within fifteen (15) days of confirmation of the Target IRR or, election by Lender to do so if the Target IRR has been reduced, by wire transfer pursuant to wire transfer instructions provided by the Borrower.

2.2 Interest and Related Fees.

(A) Interest. Interest shall accrue on the unpaid principal amount of the Bridge Term Loan outstanding from time to time at the rate of 15% per annum. Interest on the unpaid principal amount of the Bridge Term Loan outstanding from time to time shall be calculated daily on the basis of a three hundred sixty five (365) day year for the actual number of days elapsed in the period during which it accrues (including the first day but excluding the last day).

(B) Payment of Interest and Related Fees. The Borrower shall pay accrued and unpaid interest on the outstanding principal amount of the Bridge Term Loan on the Bridge Term Loan Maturity Date. In addition, accrued and unpaid interest shall be payable on the date of acceleration of the Obligations under Section 7.2, and on the date of any prepayment (with respect to the amount prepaid).

(C) Equity Fee. As additional consideration for this Loan Agreement the Borrower agrees to pay to Lender an equity fee in an amount equal to Eighteen and One-Half Percent (18.5%) of the fully-diluted capitalization of the Borrower in accordance with the terms

provided in Section 5.15 (the "**Equity Fee**"), provided, however, that if the Tranche 2 installment is not made, then the Equity Fee shall be reduced to Seven and Three-Fourths Percent (7.75%).

2.3 Payments. All payments of principal and interest shall be made in same day funds and delivered to the Lender to the account set forth in the Bridge Term Loan Note or such other place as the Lender may from time to time designate in writing. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the payment may be made on the next succeeding Business Day and such extension of time shall be included in the computation of the amount of interest due hereunder.

2.4 Repayments and Prepayments.

(A) Repayment. The Borrower shall repay the outstanding principal balance and any accrued interest on the Bridge Term Loan Notes on the Bridge Term Loan Maturity Date.

(B) No Voluntary Prepayment of Bridge Term Loan. Other than as provided in Section 2.4(A), the Borrower may not prepay the Bridge Term Loan at any time.

(C) If Borrower is notified by Lender that Lender will not be funding the additional investment of $700,000 set out in Section 2.1(a), then Borrower shall have nine (9) months from the receipt of notice to repay some or all of the $500,000.00 to Lender, including any interest accrued up to the date of repayment. For each $64,865 in principal repaid to Lender within that time period, Borrower shall claw back 1% of the 7.75% equity set out in Section 2.2(c). No Default, for non-payment, may be triggered until May 31, 2020 if Lender declines to fund the additional investment of $700,000.00 per the terms of this Agreement.

SECTION 3
CONDITIONS PRECEDENT

3.1 Conditions to the Execution of this Agreement. The obligation of the Lender to enter into this Agreement on the Closing Date is subject to the satisfaction or waiver of the following conditions precedent:

(A) Executed Loan Documents. The Lender shall have received duly executed counterparts from each party thereto of: (i) this Agreement; (ii) the Bridge Term Loan Note (as to the Bridge Term Loan made as of the Closing Date); (iii) the Restated Agreement, and (iv) the other Loan Documents.

(B) Executed Services Agreement. The Lender shall have received duly executed counterparts from each party thereto of a services agreement between the Borrower (or MxG Fiber, LLC, an Affiliate of the Borrower) and Nexus Program Management Group, LLC.

(C) Organizational Documents. The Lender shall have received: (i) a copy of the organizational documents, including all amendments thereto, of each Loan Party, certified as of a recent date by the Secretary of State or other applicable Governmental Authority of such Loan Party's jurisdiction of organization to the extent applicable; (ii) a certificate as to the good standing (or comparable status) of each Loan Party from such Secretary of State, as of a recent date, to the extent applicable; and (iii) a certificate of a Responsible Person of each Loan Party dated the Closing Date and certifying (A) that the organizational documents of such Loan Party have not been amended since the date of the last amendment thereto shown on the certificate of good standing from its jurisdiction of organization furnished pursuant to clause (ii) above and

remains in full force and effect; (B) that attached thereto is a true and complete copy of the agreement of limited partnership, operating agreement or by-laws, as applicable, of such Loan Party, as in effect on the Closing Date; (C) that attached thereto is a true and complete copy of resolutions duly adopted by the general partner, board of managers or managing member or board of directors, as applicable, of such Loan Party authorizing the execution, delivery and performance of the Loan Documents to which it is to be a party and, in the case of the Borrower, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect and are the only resolutions authorizing the execution, delivery and performance of the Loan Documents; and (D) as to the incumbency and specimen signature of each Responsible Person executing any Loan Document.

(D) Representations and Warranties. On the Closing Date, the representations and warranties made by the Loan Parties in the Loan Documents shall be true and correct.

(E) No Default. No event shall have occurred and be continuing or would result from consummation of the Bridge Term Loan that would constitute a Default or an Event of Default.

(F) Consents. All material consents, authorizations, filings, licenses and approvals, if any, required by any governmental or other third party in connection with the execution, delivery and performance by the Loan Parties, or the validity and enforceability of, this Agreement, or the other Loan Documents to which any Loan Party is a party, shall have been duly obtained and are in full force and effect.

(G) No Material Adverse Effect. No event has occurred that is a Material Adverse Effect and no circumstance exists that is reasonably likely to be a Material Adverse Effect.

(H) Additional Documentation. Lender shall have received such additional approvals, opinions or documents as Lender or its legal counsel may reasonably request.

The documents referred to in this Section 3.1 shall be delivered to the Lender no later than the Closing Date. The certificates referred to in this Section 3.1 shall be dated the Closing Date.

SECTION 4
REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to the Lender that on and as of the Closing Date and after giving effect to the Bridge Term Loan:

4.1 Existence, Qualification and Power. Each Loan Party (i) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate or other organizational power and authority and all requisite governmental licenses, authorizations, consents and approvals to (A) own its assets and carry on its business as presently conducted and (B) execute, deliver and perform its obligations under the Loan Documents to which it is a party and (iii) is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license. The Capitalization of the Company is as set forth on Schedule 4.1.

4.2 Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is party (x) have been duly

authorized by all necessary corporate, partnership, limited liability company or other organizational action with respect to each Loan Party, and (y) do not and will not (i) contravene the terms of any of such Loan Party's organization documents (ii) conflict with or result in any breach or contravention of, or the creation of any Lien (other than Permitted Encumbrances) under, any contractual obligation to which such Person is a party or any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject or (iii) violate any Law.

4.3 Governmental Authorization; Other Consents. Except for consents, authorizations, notices, approvals and exemptions that have been obtained prior to or as of the Closing Date, no approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or third party is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document to which it is a party.

4.4 Binding Effect. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of each Loan Party that is a party thereto, enforceable against such Loan Party in accordance with its terms, except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' rights generally and (ii) that rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability (regardless of whether enforcement is sought by proceedings in equity or at law).

4.5 Financial Condition. All financial statements concerning each Loan Party furnished by or on behalf of such Loan Party to the Lender pursuant to this Agreement have been prepared in accordance with reasonable accounting standards applied on a consist basis (subject, in the case of unaudited financial statements, to the absence of footnotes and normal year-end adjustments that individually and in the aggregate are not material to the business of the Loan Parties) consistently applied throughout the periods involved (except as disclosed therein) and present fairly in all material respects the financial condition of Persons covered thereby as at the dates thereof and the results of their operations for the periods then ended.

4.6 Litigation; Adverse Facts. There are no judgments outstanding against any Loan Party or affecting any property of any Loan Party nor, except as disclosed in Schedule 4.6, is there any action, charge, claim, demand, suit, proceeding, petition, governmental investigation or arbitration now pending or, to the knowledge of the Borrower after due inquiry, threatened in writing against or affecting any Loan Party or any property of any Loan Party.

4.7 Operation of Business. Each Loan Party possess all licenses, permits, franchises, patents, copyrights, trademarks, and trade names, or rights thereto, necessary to conduct its respective businesses substantially as now conducted and as presently proposed to be conducted, and no Loan Party is in violation of any valid rights of others with respect to any of the foregoing.

4.8 Rights in Properties; Liens. Each Loan Party has good and indefeasible title to or valid leasehold interests in its respective properties and assets, and none of the properties and assets of any Loan Party is subject to any Lien, except for Permitted Encumbrances.

4.9 Taxes. Except as set forth in Schedule 4.9, each Loan Party has filed all tax returns (federal, state, and local) required to be filed, including all income, franchise, employment,

property, and sales tax returns, and has paid all of their respective liabilities for Taxes, assessments, governmental charges, and other levies that are due and payable. No Loan Party knows of any pending investigation of any Loan Party by any taxing authority or of any pending but unassessed Tax liability of any Loan Party.

4.10 Disclosure. No statement, information, report, representation, or warranty made by any Loan Party in this Agreement or in any other Loan Document or furnished to Lender in connection with this Agreement or any of the transactions contemplated hereby contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements herein or therein not misleading as of the date when made. Since December 31, 2015, there has been no fact known to any Responsible Officer of Borrower which has had a Material Adverse Effect, or which might reasonably be expected in the future have a Material Adverse Effect, that has not been disclosed in writing to Lender.

4.11 Laws. No Loan Party is in violation in any material respect of any Law.

4.12 Intellectual Property. All material Intellectual Property owned or used by any Loan Party is listed, together with application or registration numbers, where applicable, in Schedule 4.13. Each Loan Party identified on Schedule 4.13 owns, or is licensed to use, all Intellectual Property necessary to conduct its business as currently conducted.

SECTION 5
REPORTING AND OTHER AFFIRMATIVE COVENANTS

Borrower covenants and agrees that until Payment In Full of all Obligations, each Loan Party shall perform all covenants in this Section 5.

5.1 Financial Statements and Other Reports. The Loan Parties will deliver to the Lender the financial statements and other reports contained in the Reporting Rider (Rider A) attached hereto.

5.2 Maintenance of Properties and Leases. The Loan Parties will (i) maintain or cause to be maintained in good repair, working order and condition (ordinary wear and tear excepted) all material properties used in the business of the Loan Parties, and will make or cause to be made all necessary repairs, renewals and replacements thereof, and (ii) will comply with all material terms, provisions and covenants of any lease to which any such Loan Party is a party.

5.3 Preservation of Corporate Existence, Etc. Each Loan Party shall, and shall cause each of its Subsidiaries to:

(A) preserve and maintain in full force and effect its organizational existence and good standing under the Laws of its jurisdiction of incorporation, organization or formation, as applicable;

(B) preserve and maintain in full force and effect all rights, privileges, qualifications, permits, licenses and franchises necessary in the normal conduct of its business.

5.4 Notices. The Borrower will promptly after obtaining knowledge thereof notify the Lender:

(1) of the occurrence of (A) any Default or Event of Default hereunder or (B) any event of default (or condition or event that, with the giving of notice, the passage of

applicable grace periods, or both, would be an event of default) under any agreement or instrument pertaining to other Indebtedness having an aggregate principal amount of more than Ten Thousand and 00/100 Dollars ($10,000.00);

(2) of (A) any breach or non-performance of, or any default under, any material contractual obligation of any Loan Party, (B) any dispute, litigation, investigation, proceeding or suspension between any Loan Party and any Governmental Authority, (C) the commencement of, or any material adverse development in, any litigation or proceeding affecting any Loan Party, and (D) and any other matter, event or circumstance, in each case of subclauses (A) through (D), to the extent that the same has resulted or could reasonably be expected to result in a Material Adverse Effect; and

(3) of the occurrence of an event having a Material Adverse Effect, or any event that could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 5.4 shall be accompanied by a statement of a Responsible Person of the Borrower setting forth details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto. Each notice pursuant to this Section 5.4 shall, if applicable, describe with particularity any and all provisions of this Agreement or the other Loan Documents that have been breached.

5.5 Use of Proceeds. The Borrower will use the proceeds of the Bridge Term Loan to pay costs directly related to the development of the Project, including site control, front-end engineering and design, permitting fees, third-party consultants, legal costs, owner costs, and other costs material to satisfying underwriting conditions. Further, the estimated costs set forth in Exhibit A are approved by all Parties.

5.6 Intellectual Property. Each Loan Party identified on Schedule 4.12 will maintain the patenting and registration of all Intellectual Property with the United States Patent and Trademark Office, the United States Copyright Office, or other appropriate Governmental Authority, and each Person identified on Schedule 4.12 will promptly patent or register, as the case may be, all new Intellectual Property and notify Lender in writing five (5) Business Days prior to filing any such new patent or registration.

5.7 Taxes and Claims. Borrower shall, and shall cause each of its Subsidiaries to, pay or discharge at or before maturity or before becoming delinquent (a) all Taxes, levies, assessments, and governmental charges imposed on it or its income or profits or any of its property, and (b) all lawful claims for labor, material, and supplies, which, if unpaid, would reasonably be expected to become a Lien upon any of its property; provided, however, that neither any Loan Party nor any of its Subsidiaries shall be required to pay or discharge any Tax, levy, assessment, or governmental charge which is being contested in good faith by appropriate proceedings diligently pursued, and for which adequate reserves in accordance with reasonable accounting standards applied on a consistent basis (or other method of accounting acceptable to Lender) have been established.

5.8 Insurance. Borrower shall, and shall cause each of its Subsidiaries to, maintain insurance with financially sound and reputable insurance companies in such amounts and covering such risks as is usually carried by corporations engaged in similar businesses and owning similar properties in the same general areas in which Borrower and its Subsidiaries operate, provided that in any event Borrower will maintain and cause each of its Subsidiaries to maintain workmen's compensation insurance, property insurance, and comprehensive general

liability insurance, reasonably satisfactory to Lender. Each insurance policy covering property pledge to Lender shall name Lender as loss payee and each insurance policy covering liabilities shall name Lender as additional insured, and each such insurance policy shall provide that such policy will not be cancelled or reduced without thirty (30) days prior written notice to Lender.

5.9 Inspection Rights. At any reasonable time and from time to time, Borrower shall, and shall cause each of its Subsidiaries to, (a) permit representatives of Lender to examine, inspect, review, evaluate and make physical verifications and appraisals of the inventory and other collateral in any manner and through any medium that Lender considers advisable, (b) to examine, copy, and make extracts from its books and records, (c) to visit and inspect its properties, and (d) to discuss its business, operations, and financial condition with its officers, employees, and independent certified public accountants, in each instance, at Borrower's expense.

5.10 Keeping Books and Records. Borrower shall, and shall cause each of its Subsidiaries to, maintain proper books of record and account in which full, true, and correct entries in conformity with reasonable accounting standards applied on a consistent basis (or other method of accounting acceptable to Lender) and shall be made of all dealings and transactions in relation to its business and activities.

5.11 Compliance with Laws. Borrower shall, and shall cause each of its Subsidiaries to, comply in all material respects with all Laws of any Governmental Authority or arbitrator applicable to the Borrower or any such Subsidiary.

5.12 Compliance with Agreements. Borrower shall, and shall cause each of its Subsidiaries to, comply in all material respects with all agreements, contracts, and instruments binding on it or affecting its properties or business.

5.13 Further Assurances. Borrower shall, and shall cause each of its Subsidiaries and each other Loan Party to, execute and deliver such further agreements and instruments and take such further action as may be requested by Lender to carry out the provisions and purposes of this Agreement and the other Loan Documents and to create, preserve, and perfect the Liens of Lender in the collateral.

5.14 Board of Managers. Lender shall be entitled to appoint, in its sole discretion, one voting Manager for all meetings of Borrower's board of managers and the governing body of any other Loan Party (such managers, collectively, the "Manager"), if any, by notice to Borrower from time to time (and who shall also be subject to removal or replacement for no reason or any reason whatsoever by Lender by notice to Borrower from time to time). The initial Manager will be Damon Shawn Rezaei. The Manager shall be provided with copies of all notices, minutes, consents, and forms of consents in lieu of meetings of any such governing bodies, and all other material that is provided to members of such governing bodies in their capacities as such, in each case at the same time or times as such notices, minutes, consents or forms are issued or circulated by or to, or such other material is provided to, such members.

5.15 Equity Grant. Contemporaneous with Project Financial Close, Borrower will deliver to Lender (or an Affiliate or assignee of Lender) a membership interest certificate or other document reasonably evidencing ownership for a membership interest equal to the Equity Fee. Further, Borrower shall deliver an executed copy of the Restated Agreement.

SECTION 6
NEGATIVE COVENANTS

Borrower covenants and agrees that until the Payment In Full of all Obligations, Loan Parties shall not:

6.1 Indebtedness and Liabilities. Directly or indirectly create, incur, assume, guaranty, or otherwise become or remain directly or indirectly liable, on a fixed or contingent basis, with respect to any Indebtedness except: (a) the Obligations, (b) Indebtedness existing on the Closing Date and identified on Schedule 6.1 including extensions, replacements and refinancings thereof which do not increase the principal amount of such Indebtedness as of the date of such extension, replacement or refinancing, (c) unsecured Indebtedness of one Loan Party to another in the form of an intercompany loan evidenced by a note or similar instrument and containing subordination provisions or subject to a subordination agreement in form and substance satisfactory to the Lender and subordinated to the Obligations, (d) Indebtedness that may be deemed to exist pursuant to any guaranties, performance, surety, statutory, appeal or similar obligations incurred in the ordinary course of business or in respect of workers' compensation claims incurred in the ordinary course of business, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation claims; (e) Indebtedness of the Borrower in respect of netting services, overdraft protections and otherwise in connection with deposit, securities, and commodities accounts arising in the ordinary course of business; (f) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, such Indebtedness is extinguished within five (5) Business Days after its incurrence; (g) Indebtedness consisting of unpaid insurance premiums (not in excess of one year's premiums) owing to insurance companies and insurance brokers incurred in connection with the financing of insurance premiums in the ordinary course of business; (h) guaranties in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of the Borrower; (i) guaranties and other contingent obligations of any Loan Party in respect of Indebtedness otherwise permitted under this Section 6.1; (j) Capital Lease Obligations or Indebtedness secured by Liens permitted by subsection (d) of the definition of "Permitted Liens" in an aggregate amount not to exceed Fifty Thousand and 00/100 Dollars ($50,000) outstanding at any time, including extensions, replacements and refinancings thereof which do not increase the principal amount of such Capital Lease Obligations as of the date of such extension, replacement or refinancing; and (k) other unsecured Indebtedness in an aggregate amount not to exceed Ten Thousand and 00/100 Dollars ($10,000) outstanding at any time.

6.2 Guaranties. Except for endorsements of instruments or items of payment for collection in the ordinary course of business, guaranty, endorse, or otherwise in any way become or be responsible for any obligations of any other Person, whether directly or indirectly by agreement to purchase the indebtedness of any other Person or through the purchase of goods, supplies or services, or maintenance of working capital or other balance sheet covenants or conditions, or by way of stock purchase, capital contribution, advance or loan for the purpose of paying or discharging any indebtedness or obligation of such other Person or otherwise except (a) to the extent permitted under Section 6.1 or (b) otherwise not exceeding Ten Thousand and 00/100 Dollars ($10,000) in the aggregate or (c) for any guaranty by any Loan Party of the obligations of another Loan Party. This Section 6.2 shall not limit the obligation of any Loan Party to make capital contributions to any Person.

6.3 Transfers, Liens and Related Matters.

(A) Transfers. Sell, assign (by operation of law or otherwise, including sale leaseback transactions) or otherwise dispose of, or grant any option with respect to any assets of any Loan Party, other than (1) in the ordinary course of its business, sell inventory to a buyer; (2) trade-in or replace real property or equipment to the extent that (i) such property or equipment is exchanged for credit against the purchase price of similar replacement property or equipment or (ii) the proceeds of such disposition are reasonably promptly applied to the purchase price of such replacement property or equipment; (3) dispose of or sell used, worn out, obsolete or surplus property that in the reasonable good faith judgment of the Loan Parties is no longer economically practicable to maintain or useful in the conduct of the businesses of the Loan Parties; (4) write-off, sell or discount without recourse defaulted or past due accounts receivable and similar obligations in the ordinary course of business; (5) license, sublicense, lease or sublease real or personal property to third parties so long as such license, sublicense, lease or sublease does not interfere with the business of the Loan Parties; (6) (i) dispose of cash in payment of obligations of the Loan Parties and their Subsidiaries required hereunder and (ii) make conversions of Cash Equivalents into cash or other Cash Equivalents; (7) arrange the transfer of property from one Loan Party or Subsidiary of a Loan Party to another Loan Party (other than Guarantors) or wholly-owned Subsidiary of a Loan Party; provided that if the transferor thereof is a Loan Party, the transferee must be a Loan Party; and (8) terminate a lease, license or other agreement that is not necessary for the ordinary course of business which termination would not reasonably be expected to have a Material Adverse Effect.

(B) Liens. Except for Permitted Encumbrances, directly or indirectly create, incur, assume or permit to exist any Lien on or with respect to the assets of such Person or any proceeds, income or profits therefrom.

(C) No Negative Pledges. Enter into or permit to exist any arrangement or agreement, other than pursuant to this Agreement or any Loan Document, which directly or indirectly prohibits Borrower, any of its Subsidiaries, or any other Loan Party from creating or incurring a Lien on any of its property, revenues, or assets, whether now owned or hereafter acquired, or the ability of any of its Subsidiaries, or any other Loan Party to make any payments, directly or indirectly, to Borrower by way of dividends, distributions, advances, repayments of loans, repayments of expenses, accruals, or otherwise, other than (a) pursuant to the Loan Documents, (b) in connection with any Permitted Encumbrance or any document or instrument governing any Permitted Encumbrance; provided that any such restriction contained therein relates only to the asset or assets subject to such Permitted Encumbrance; (c) specific property to be sold pursuant to an executed agreement with respect to any sale, lease, license, exchange, transfer or other disposition of assets permitted pursuant to Section 6.3(A), and (d) restrictions by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements, asset sale agreements, stock sale agreements and similar agreements entered into to the extent permitted hereunder (provided such restrictions are limited to the property or assets secured by such Liens or the property or assets subject to such leases, licenses, joint venture agreements, asset sale agreements, stock sale agreements or similar agreements, as the case may be).

6.4 Conduct of Business. Engage in any business which is materially different from the businesses of the type engaged in by such Loan Party on the Closing Date. Notwithstanding the foregoing, nothing in this Section 6.4 shall be construed to restrict the Loan Parties or any of their Subsidiaries from engaging in any line of business reasonably related or complementary to any

line of business carried on by such Persons on the date hereof, or any line of business that is a reasonable extension thereof.

6.5 Subsidiaries. Other than Subsidiaries existing as of the Closing Date, acquire or create any additional Subsidiaries.

6.6 Mergers. Directly or indirectly, become a party to a merger or consolidation, or purchase or otherwise acquire all or any part of the assets of any Person or any shares or other evidence of beneficial ownership of any Person, or wind-up, dissolve, or liquidate.

6.7 Dividends. Directly or indirectly, declare or pay any dividends or make any other payment or distribution (in cash, property, or obligations) on account of its equity interests, or redeem, purchase, retire, call, or otherwise acquire any of its equity interests, or permit any of its Subsidiaries to purchase or otherwise acquire any equity interest of Borrower or another Subsidiary of Borrower, or set apart any money for a sinking or other analogous fund for any dividend or other distribution on its equity interests or for any redemption, purchase, retirement, or other acquisition of any of its equity interests, or incur any obligation (contingent or otherwise) to do any of the foregoing, except that (i) a Loan Party may pay a dividend or make a payment or distribution on account of its equity interests to another Loan Party and (ii) Borrower may pay dividends or make distributions to its equity interests holders to pay U.S. federal, state and/or local income Taxes of such equity interest holders to the extent such income Taxes are attributable to the income of the Borrower and its Subsidiaries.

6.8 Loans and Investments. Make directly or indirectly, hold or maintain, any advance, loan, extension of credit, or capital contribution to or investment in, or purchase any stock, bonds, notes, debentures, or other securities of, any Person.

6.9 Transactions with Affiliates. Directly or indirectly, enter into any transaction, including, without limitation, the purchase, sale, or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate of Borrower or such Subsidiary, except in the ordinary course of and pursuant to the reasonable requirements of Borrower's or such Subsidiary's business and upon fair and reasonable terms no less favorable to Borrower or such Subsidiary than would be obtained in a comparable arm's-length transaction with a Person not an Affiliate of Borrower or such Subsidiary.

6.10 Permitted Indebtedness. Make any payments (in cash or otherwise) on principal, interest, fees, expenses or any other obligations owed under the Indebtedness listed on Schedule 6.1.

6.11 Modification of Permitted Indebtedness. Without the prior written consent of Lender, amend, supplement, restate or otherwise modify any of the promissory notes or documents pertaining to the Indebtedness listed on Schedule 6.1.

6.12 Change in Organizational Documents. Amend any of its Organization Documents in any respect that is adverse to the Lender or the Lender's Affiliates or impair in any manner its ability to enter into and perform the Restated Operating Agreement.

SECTION 7
EVENT OF DEFAULT, RIGHTS AND REMEDIES

7.1 Event of Default. "Event of Default" shall mean the occurrence or existence of any one or more of the following (for each subsection a different grace or cure period may be specified, and, if no grace or cure period is specified, such occurrence or existence constitutes an immediate Event of Default):

(A) Payment. Failure of any Loan Party to make payment of (i) any principal amount of any of the Obligations when due, or (ii) interest, or any fees on or in respect of the Obligations when due which failure, in the case of this clause (ii), continues for a period of more than thirty (30) days from the date when due; or

(B) Involuntary Bankruptcy; Appointment of Receiver, etc. (1) A court enters a decree or order for relief with respect to any Loan Party in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, which decree or order is not stayed or other similar relief is not granted under any applicable federal or state law; or (2) the continuance of any of the following events for fifteen (15) days unless dismissed, bonded or discharged: (a) an involuntary case is commenced against any Loan Party, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or (b) a receiver, liquidator, sequestrator, trustee, custodian or other fiduciary having similar powers over any Loan Party, or over all or a substantial part of their respective property, is appointed; or

(C) Voluntary Bankruptcy; Appointment of Receiver, etc. (1) Any Loan Party commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case or to the conversion of an involuntary case to a voluntary case under any such law or consents to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or (2) any Loan Party makes any assignment for the benefit of creditors; or (3) the board of managers of any Loan Party adopts any resolution or otherwise authorizes action to approve any of the actions referred to in this Section 7.1(C); or

(D) Dissolution. Any order, judgment or decree is entered against any Loan Party decreeing the dissolution or split up of that Loan Party and such order remains undischarged or unstayed for a period in excess of thirty (30) days, but in any event not later than ten (10) days prior to the date of any proposed dissolution or split up; or

(E) Loan Documents. This Agreement or any other Loan Document shall cease to be in full force and effect or shall be declared null and void or the validity or enforceability thereof shall be contested or challenged by Borrower or any other Loan Party or any of their respective equity holders, or Borrower or any other Loan Party shall deny that it has any further liability or obligation under any of the Loan Documents, or any Lien created by the Loan Documents shall for any reason cease to be a valid, first priority perfected Lien upon any of the collateral purported to be covered thereby; or

(F) Representations and Warranties. Any representation or warranty made or deemed made by Borrower or any other Loan Party (or any of their respective officers) in any

Loan Document or in any certificate, report, notice, or financial statement furnished at any time in connection with this Agreement shall be false, misleading, or erroneous in any material respect (without duplication of any materiality qualifier contained therein) when made or deemed to have been made; or

(G) Covenants. Borrower or any other Loan Party shall fail to perform, observe, or comply with any covenant, agreement, or term contained in this Agreement or any other Loan Document other than as set forth in this Section 7.1, and Borrower does not cure Default within thirty (30) days from the date of written notification; or

(H) Cross Default. Borrower or any other Loan Party shall fail to pay when due any principal of or interest on any Indebtedness (other than the Obligations) in excess of $10,000.00, or the maturity of any such Indebtedness shall have been accelerated, or any such Indebtedness shall have been required to be prepaid prior to the stated maturity thereof, or any event shall have occurred that permits (or, with the giving of notice or lapse of time or both, would permit) any holder or holders of such Indebtedness or any Person acting on behalf of such holder or holders to accelerate the maturity thereof or require any such prepayment; or

(I) Litigation. A final judgment or judgments for the payment of money in excess of $25,000.00 in the aggregate shall be rendered by a court or courts against Borrower or any other Loan Party and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within thirty (30) days from the date of entry thereof and Borrower or such Loan Party shall not, within such period of thirty (30) days, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal; or

(J) Project Financial Close. The Project Financial Close fails to close on or prior to May 31, 2020.

7.2 Acceleration. If any Event of Default shall occur and be continuing, then Lender may without notice declare the Obligations or any part thereof to be immediately due and payable, or both, and the same shall thereupon become immediately due and payable, without notice, demand, presentment, notice of dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, protest, or other formalities of any kind, all of which are hereby expressly waived by Borrower; provided, however, that upon the occurrence of an Event of Default under Section 7.1(B) or 7.1(C), the Obligations shall become immediately due and payable, in each case without notice, demand, presentment, notice of dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, protest, or other formalities of any kind, all of which are hereby expressly waived by Borrower.

7.3 Remedies. If any Event of Default shall have occurred and be continuing, then, following acceleration of the Obligations under Section 7.2, the Lender may (i) request satisfaction of the Obligation by issuance of additional equity at a rate of 1% of Borrower equity (on a fully diluted basis) per $64,865 in outstanding Bridge Term Loan amounts owed, or (ii) exercise any and all other remedies available at law or in equity, under the Loan Documents, or otherwise.

SECTION 8
MISCELLANEOUS

8.1 Amendments, Waivers and Consents. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Loan Party therefrom, shall in any event be effective unless the same shall be in writing signed by the Lender and the Loan Parties party to such Loan Document.

8.2 APPLICABLE LAW. THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF, EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF THE SECURITY INTEREST THEREUNDER, OR REMEDIES THEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE MANDATORILY GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF TEXAS.

8.3 Confidentiality. Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates' directors, managers, partners, officers, employees and agents, including accountants, legal counsel and other advisors, to the extent any such Person has a need to know such Information (it being understood that the Persons to whom such disclosure is made will first be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority having jurisdiction over Lender (including any self-regulatory authority), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (f) in connection with the exercise of any remedies hereunder or under any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (g) subject to an agreement containing provisions substantially the same as those of this Section 8.3 by such disclosing party, to any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement, (h) with the prior written consent of Borrower, (i) to the extent such Information (1) becomes publicly available other than as a result of a breach of this Section 8.3 or (2) becomes available to Lender on a non-confidential basis from a source other than Borrower or any Subsidiary or any of their respective directors, managers, partners, officers, employees or agents, including accountants, legal counsel and other advisors or (j) to its limited partners, members, shareholders or other beneficial owners, so long as, prior to any such disclosure, the proposed recipients of such information agree in writing to be bound by confidentiality restrictions customary for investors in private investment funds.. For purposes of this Section 8.3, "Information" means all information received from the Borrower or any of other Loan Parties or from any other Person on behalf of the Borrower or any other Loan Party relating to the Borrower or any Loan Party or any of their respective businesses including any information obtained pursuant to the inspection rights contained in Section 5.9, other than any such information that is available to Lender on a non-confidential basis prior to disclosure by Borrower or any other Loan Party or from any other Person on behalf of the Borrower or any other Loan Party.

8.4 CONSENT TO JURISDICTION. THE PARTIES HEREBY CONSENT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN DALLAS COUNTY, TEXAS AND THE UNITED STATES DISTRICT COURT OF THE NORTHERN DISTRICT OF TEXAS, AND ANY APPELLATE COURT FROM ANY THEREOF, AND IRREVOCABLY AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN

DOCUMENTS SHALL BE LITIGATED IN SUCH COURTS. THE PARTIES HERETO EXPRESSLY SUBMIT AND CONSENT TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVE ANY DEFENSE OF FORUM NON CONVENIENS. EACH PARTY HERETO HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON SUCH PARTY BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH PARTY, AT THE ADDRESS SET FORTH IN THIS AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

8.5 Construction. The Borrower and the Lender each acknowledge that it has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review this Agreement and the other Loan Documents with its legal counsel. This Agreement and the other Loan Documents shall be construed as if jointly drafted by the Borrower and the Lender.

8.6 Counterparts; Effectiveness. This Agreement and any amendments, waivers, consents, or supplements may be executed via electronic or facsimile transmission in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute one and the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto.

8.7 Entire Agreement. This Agreement and the other Loan Documents embody the entire agreement among the parties hereto and supersede all prior commitments, agreements, representations, and understandings, whether written or oral, relating to the subject matter hereof, and may not be contradicted or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto.

8.8 Expenses and Attorneys' Fees. Borrower hereby agrees to pay on demand: (a) all reasonable costs and expenses of Lender in connection with any Default or Event of Default and the enforcement of this Agreement or any other Loan Document, including, without limitation, the reasonable fees and expenses of legal counsel, advisors, consultants, and auditors for Lender; (b) all transfer, stamp, documentary, or other similar Taxes, assessments, or charges levied by any Governmental Authority in respect of this Agreement or any of the other Loan Documents; (c) all costs, expenses, assessments, and other charges incurred in connection with any filing, registration, recording, or perfection of any Lien contemplated by this Agreement or any other Loan Document; and (d) all other reasonable costs and expenses incurred by Lender in connection with this Agreement or any other Loan Document, any litigation, dispute, suit, proceeding or action; the enforcement of its rights and remedies, and the protection of its interests in bankruptcy, insolvency or other legal proceedings, including, without limitation, all costs, expenses, and other charges (including Lender's internal charges) incurred in connection with evaluating, observing, collecting, examining, auditing, appraising, selling, liquidating, or otherwise disposing of the collateral or other assets of Borrower.

8.9 Headings. Section headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose or be given any substantive effect.

8.10 INDEMNIFICATION. BORROWER SHALL INDEMNIFY LENDER AND EACH AFFILIATE THEREOF AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, ATTORNEYS, AND AGENTS FROM, AND HOLD EACH OF THEM HARMLESS AGAINST, ANY AND ALL LOSSES, LIABILITIES, CLAIMS, DAMAGES, PENALTIES, JUDGMENTS, DISBURSEMENTS,

COSTS, AND EXPENSES (INCLUDING REASONABLE ATTORNEYS' FEES) TO WHICH ANY OF THEM MAY BECOME SUBJECT WHICH DIRECTLY OR INDIRECTLY ARISE FROM OR RELATE TO (A) THE NEGOTIATION, EXECUTION, DELIVERY, PERFORMANCE, ADMINISTRATION, OR ENFORCEMENT OF ANY OF THE LOAN DOCUMENTS, (B) ANY OF THE TRANSACTIONS CONTEMPLATED BY THE LOAN DOCUMENTS, (C) ANY BREACH BY BORROWER OF ANY REPRESENTATION, WARRANTY, COVENANT, OR OTHER AGREEMENT CONTAINED IN ANY OF THE LOAN DOCUMENTS, (D) THE PRESENCE, RELEASE, THREATENED RELEASE, DISPOSAL, REMOVAL, OR CLEANUP OF ANY HAZARDOUS MATERIAL LOCATED ON, ABOUT, WITHIN, OR AFFECTING ANY OF THE PROPERTIES OR ASSETS OF BORROWER OR ANY OF ITS SUBSIDIARIES OR ANY OTHER LOAN PARTY, (E) THE USE OR PROPOSED USE OF THE BRIDGE TERM LOAN, OR (F) ANY INVESTIGATION, LITIGATION, OR OTHER PROCEEDING, INCLUDING, WITHOUT LIMITATION, ANY THREATENED INVESTIGATION, LITIGATION, OR OTHER PROCEEDING, RELATING TO ANY OF THE FOREGOING. WITHOUT LIMITING ANY PROVISION OF THIS AGREEMENT OR OF ANY OTHER LOAN DOCUMENT, IT IS THE EXPRESS INTENTION OF THE PARTIES HERETO THAT EACH PERSON TO BE INDEMNIFIED UNDER THIS SECTION SHALL BE INDEMNIFIED FROM AND HELD HARMLESS AGAINST ANY AND ALL LOSSES, LIABILITIES, CLAIMS, DAMAGES, PENALTIES, JUDGMENTS, DISBURSEMENTS, COSTS, AND EXPENSES (INCLUDING ATTORNEYS' FEES) ARISING OUT OF OR RESULTING FROM THE SOLE CONTRIBUTORY OR ORDINARY NEGLIGENCE OF SUCH PERSON; PROVIDED, HOWEVER, THAT THE INDEMNITY SET FORTH IN THIS SECTION WILL NOT APPLY TO ANY LOSSES, LIABILITIES, CLAIMS, DAMAGES, PENALTIES, JUDGMENTS, DISBURSEMENTS, COSTS, AND EXPENSES CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF PERSONS INDEMNIFIED BY THIS SECTION, AS DETERMINED BY A COURT OF COMPETENT JURISDICTION IN FINAL AND NONAPPEALABLE JUDGMENT.

8.11 Indulgence Not Waiver. No failure or delay on the part of the Lender or any holder of the Bridge Term Loan Notes in the exercise of any power, right or privilege hereunder or under any Loan Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

8.12 Lender's Representations, Warranties and Acknowledgement. The Lender, by delivering its signature page to this Agreement, shall be deemed to have acknowledged receipt of, and consent to and approved, each Loan Document and each other document required to be approved by the Lender, on the Closing Date.

8.13 Notices.

(A) All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person, by e-mail, by United States mail, certified or registered with return receipt requested, or by a nationally recognized overnight courier service, or otherwise actually delivered:

If to Borrower: MXG FIBER HOLDINGS, LLC
2219 Sawdust Road, Suite 304
The Woodlands, Texas 77380
Attn: Scott Coye-Huhn
Email: scoyehuhn@mxgfiber.com

With a copy to: ______N/A_______________

________N/A____________
____
____
____

If to Lender: BWMXG, LLC
5031 Calloway Drive
Addison, Texas 75001
Attn: Shawn Rezaei
Email: sr@brightworthventures.com

with a copy (not constituting notice) to:

Vela Wood P.C.
5307 E. Mockingbird Lane, Suite 802
Dallas, TX 75214
Attn: Kevin Vela
Email: kvela@velawoodlaw.com

or at such other address as may have been furnished by such Person in writing to the other party hereto. Any such notice, demand or communication shall be deemed given on the date given, if delivered in person, e-mailed or otherwise actually delivered, and on the date received or acceptance is declined, if given by registered or certified mail, return receipt requested by overnight delivery service or by first class mail.

(B) The Lender shall be entitled to rely and act upon any notices (including telephonic loan notices) purportedly given by or on behalf of Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. Borrower shall indemnify the Lender, its Affiliates, and their respective officers, directors, employees, agents and attorneys-in-fact from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of Borrower. All telephonic notices to and other communications with the Lender may be recorded by the Lender, and Borrower hereby consents to such recording.

8.14 Maximum Lawful Rate. Anything herein or in any Loan Document to the contrary notwithstanding, the obligations of Borrower hereunder and the Loan Parties under any Loan Document shall be subject to the limitation that payments of interest shall not be required, for any period for which interest is computed hereunder, to the extent (but only to the extent) that contracting for or receiving such payment by the Lender would be contrary to the provisions of any Law applicable to Lender limiting the highest rate of interest which may be lawfully contracted for, charged or received by Lender, and in such event Borrower and any Loan Party shall pay Lender interest at the highest rate permitted by applicable Law ("Maximum Lawful Rate"); provided, however, that if at any time thereafter the rate of interest payable hereunder is less than the Maximum Lawful Rate, Borrower and any Loan Party shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Lender, is equal to the total interest that would have been received had the interest payable hereunder been

(but for the operation of this paragraph) the interest rate payable since the Closing Date as otherwise provided in this Agreement.

8.15 Severability. The invalidity, illegality or unenforceability in any jurisdiction of any provision in or obligation under this Agreement or the other Loan Documents shall not affect or impair the validity, legality or enforceability of the remaining provisions or under this Agreement, or the other Loan Documents.

8.16 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Borrower may not assign its rights or obligations hereunder without the written consent of the Lender. Lender may transfer or assign its rights under this Agreement and any other Loan Document without Borrower's consent.

8.17 Survival of Representations and Warranties and Certain Agreements. All agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the making of the Bridge Term Loan hereunder and shall terminate and be of no further force or effect upon the Payment In Full of the Obligations other than the obligations of Borrower under Section 8.8 and 8.10.

8.18 WAIVER OF JURY TRIAL. THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES WARRANT AND REPRESENT THAT EACH HAS HAD THE OPPORTUNITY TO REVIEW THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

[Signature page follows.]

Witness the due execution hereof on behalf of the undersigned as of the date first written above.

BORROWER:

MXG FIBER HOLDINGS, LLC, a Delaware limited liability company

By: [signature]
Name: Scott Coye-Huhn
Title: President

LENDER:

BWMXG, LLC, a Texas limited liability company

DocuSigned by:

Damon Shawn Rezaei

By:___________________________________

Name: Damon Shawn Rezaei

Title: Manager

RIDER A

REPORTING RIDER

This Reporting Rider is attached and made a part of that certain Bridge Term Loan Agreement, dated as of June 12, 2019 and entered into between the Borrower and the Lender.

Bi-Weekly Financial Statements. Furnish the Lender with detailed capital spending reports during the period and other relevant financial reports prepared on a basis consistent with prior practices.

Bi-Weekly Development Updates. Furnish the Lender with development status reports that include, among other relevant information, status of key commercial contracts, status of engineering and design work, and material project development updates.

Litigation. Promptly upon any Loan Party or any Responsible Person of any Loan Party obtaining knowledge of (a) the institution of any action, suit, proceeding, governmental investigation or arbitration against or affecting any Loan Party or any property of any Loan Party not previously disclosed by the Borrower to the Lender or (b) any material development in any action, suit, proceeding, governmental investigation or arbitration at any time pending against or affecting any Loan Party or any property of any Loan Party, the Loan Parties will give notice thereof to the Lender and provide such other information as may be reasonably available to enable the Lender and its counsel to evaluate such matter..

Additional Information. Furnish the Lender with such additional information as the Lender shall reasonably request in order to enable the Lender to determine whether the terms, covenants, provisions and conditions of this Agreement and the Bridge Term Loan Notes have been complied with by the Loan Parties.

SCHEDULE 4.1(A)

CAPITALIZATION OF BORROWER AND AFFILIATES

1. MxG Fiber Holdings, LLC is a wholly owned subsidiary of MxG Developers, LLC.

2. MxG Fiber, LLC is a wholly owned subsidiary of MxG Fiber Holdings, LLC.

SCHEDULE 4.6

LITIGATION

None to report.

SCHEDULE 4.9

TAXES

None to report.

SCHEDULE 4.12

INTELLECTUAL PROPERTY

None to report at closing. Matt Griswold, in role as CEO of Company, Alex Romano, in role as Chief Operating Officer of Company, and Scott Coye-Huhn in role as President of Company, will be responsible for maintaining compliance with Section 5.6 to patent or register Intellectual Property, as appropriate.

SCHEDULE 6.1

INDEBTEDNESS AND LIABILITIES

Invoice due to pulp equipment supplier in the amount of $73,231.13 to begin process engineering for closing with Ultra Capital.

EXHIBIT A

PROJECT FINANCIAL MODEL AND ESTIMATED COSTS

See attached.

Development Category & Task	Category	Phase Gate	Task Lead	Third Party	Estimated Budget
Site Selection & Establishment					
	Subtotal Site Selection & Establishment				**$ 145,000**
EPC Contract Negotiation and Preparation of Definitive Documents					
	Subtotal EPC Contract Negotiation				**$ 20,000**
Front-End Engineering & Design (FEED)					
	Subtotal FEED				**$ 607,000**
Permits & Licenses					
	Subtotal Permits & Licenses				**$ 40,000**
Feedstock Contract Negotiation and Preparation of Definitive Documents					
	Subtotal Feedstock Contract Negotiation				**$ 5,000**
Off-take Contract Negotiation and Preparation of Definitive Documents					
	Subtotal Off-Take Contract Negotiation				**$ 10,000**
Project Financing Negotiation and Preparation of Definitive Documents					
	Subtotal Project Financing Negotiation				**$ 15,000**
Other Including Management Fees					
	Subtotal Other				**$ 350,000**
		Total Estimated Project Development Budget			**$ 1,192,000**

MxG Fiber Holdings
MxG Fiber & MxG Farming
Forecasted Profit and Loss

Revenue	2019	2020	2021	2022	2023	2024	2025	2026
Packaging Revenue- Facility 1	916,667	916,667	3,034,845	2,138,004	2,210,707	2,295,005	2,360,537	2,437,725
Packaging Revenue- Facility 2	-	-	916,667	1,833,333	2,118,178	2,138,004	2,210,707	2,295,005
MxG Farming Revenue - Facility 1		875,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000	3,500,000
MxG Farming Revenue - Facility 2				875,000	3,500,000	3,500,000	3,500,000	3,500,000
Reimbusement for Development Costs	865,000		865,000	865,000				
Total Revenue	**1,781,667**	**1,791,667**	**8,316,511**	**9,211,337**	**11,328,885**	**11,433,008**	**11,571,244**	**11,732,729**
Operating Expenses								
MxG Farming - Feedstock Facility 1	-	297,500	1,190,000	1,190,000	1,190,000	1,190,000	1,190,000	1,190,000
MxG Farming - Storage Facility 1		80,246	320,986	320,986	320,986	320,986	320,986	320,986
MxG Farming - Delivery Facility 1			283,242	283,242	283,242	283,242	283,242	283,242
MxG Farming - Feedstock Facility 2				1,190,000	1,190,000	1,190,000	1,190,000	1,190,000
MxG Farming - Storage Facility 2				80,246	320,986	320,986	320,986	320,986
MxG Farming - Delivery Facility 2				70,811	283,242	283,242	283,242	283,242
Total Operating Expenses	-	**377,746**	**1,794,228**	**3,135,285**	**3,588,457**	**3,588,457**	**3,588,457**	**3,588,457**
Sales, General, and Administrative								
Development Expenses	865,000	-	865,000	-	-	-		
Payroll	325,000	734,500	864,500	1,267,500	1,267,500	1,267,500	1,267,500	1,267,500
Rent	31,500	42,000	42,000	42,000	42,000	42,000	42,000	42,000
Communications	6,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
Office Supplies	2,400	4,800	4,800	4,800	4,800	4,800	4,800	4,800
Insurance	2,500	5,000	5,000	5,000	5,000	5,000	5,000	5,000
Travel	18,000	36,000	48,000	60,000	60,000	60,000	60,000	60,000
Professional Services	5,000	10,000	10,000	15,000	15,000	15,000	15,000	15,000
Miscellaneous	5,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Total SG&A	**1,260,400**	**854,300**	**1,861,300**	**1,416,300**	**1,416,300**	**1,416,300**	**1,416,300**	**1,416,300**
EBITDA	**521,267**	**559,620**	**4,660,983**	**4,659,752**	**6,324,128**	**6,428,252**	**6,566,488**	**6,727,973**
	22%	48%	12%	15%	13%	12%	12%	12%
Cash								
Beginning Cash Balance	-	437,267	996,887	5,657,870	10,317,622	16,641,750	23,070,002	29,636,490
Loan (14% interest, 100% repaid at Ultra closing)	1,200,000	-	-	-	-	-	-	-
Loan Repayment	(1,284,000)	-	-	-	-	-	-	-
Cash from Operations	521,267	559,620	4,660,983	4,659,752	6,324,128	6,428,252	6,566,488	6,727,973
Ending Cash Balance	**437,267**	**996,887**	**5,657,870**	**10,317,622**	**16,641,750**	**23,070,002**	**29,636,490**	**36,364,462**
Managing Member Compensation Detail (Annual Base Salary)								
Matt Griswold - CEO	125,000	150,000	175,000	200,000	200,000	200,000	200,000	200,000
Scott Coye-Huhn - President	125,000	150,000	175,000	200,000	200,000	200,000	200,000	200,000
Alex Romano - COO	125,000	150,000	175,000	200,000	200,000	200,000	200,000	200,000
Jon Griswold - Executive Vice President	125,000	150,000	175,000	200,000	200,000	200,000	200,000	200,000

EXHIBIT B

FORM OF BRIDGE LOAN NOTE

See attached.

Bridge Term Loan Note

$500,000.00 June 12, 2019

FOR VALUE RECEIVED, **MxG Fiber Holdings LLC**, a Delaware limited liability company ("**Borrower**"), hereby promises to pay to the order of **BWMXG, LLC**, a Texas limited liability company, its successors and assigns (the "**Lender**"), at the deposit account of Lender located at [Bank Name and Address] or at any such place as the Lender may from time to time designate to the Borrower in writing, the principal sum set forth above (or such lesser amount as shall equal the aggregate unpaid principal amount of this Bridge Term Loan Note), in lawful money of the United States of America and in immediately available funds, on the dates and in the principal amounts provided in the Bridge Term Loan Agreement (as defined below), and to pay interest on the unpaid principal amount of this Bridge Term Loan Note, in such manner, in like money and funds, for the period commencing on the date of this Bridge Term Loan Note until this Bridge Term Loan Note shall be paid in full, at the rates per annum and on the dates provided in the Bridge Term Loan Agreement. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the rates per annum and payable as set forth in the Bridge Term Loan Agreement.

This Bridge Term Loan Note is the Bridge Term Loan Note referred to in that certain Bridge Term Loan Agreement dated June [12], 2019 between Borrower and the Lender (as amended, modified or supplemented from time to time, the "**Bridge Term Loan Agreement**"). Capitalized terms used in this Bridge Term Loan Note and not otherwise defined shall have the respective meanings assigned to them in the Bridge Term Loan Agreement and the terms and conditions of the Bridge Term Loan Agreement are expressly incorporated herein and made a part hereof.

Each payment made on account of the principal hereof shall be recorded by the Lender on its books; provided that the failure of the Lender to make any such recordation or endorsement shall not affect the obligations of the Borrower to make a payment when due of any amount owing under the Bridge Term Loan Agreement or under this Bridge Term Loan Note.

The Bridge Term Loan Agreement provides for the acceleration of the maturity of the Obligations evidenced by this Bridge Term Loan Note upon the occurrence of an Event of Default (and for payment of collection costs in connection therewith) and for prepayments of such Obligations upon the terms and conditions specified therein. In the event this Bridge Term Loan Note is not paid when due at any stated or accelerated maturity, the Borrower agrees to pay, in addition to the principal and interest, such costs of collection, including attorney fees as provided for and in accordance with the terms of the Bridge Term Loan Agreement.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Bridge Term Loan Note.

Anything herein or in any Loan Document to the contrary notwithstanding, the obligations of Borrower hereunder and the Loan Parties under any Loan Document shall be subject to the limitation that payments of interest shall not be required, for any period for which interest is computed hereunder, to the extent (but only to the extent) that contracting for or receiving such payment by the Lender would be contrary to the provisions of any Law applicable to Lender limiting the highest rate of interest which may be lawfully contracted for, charged or received by Lender, and in such event Borrower and any Loan Party shall pay Lender interest at the highest rate

permitted by applicable Law ("**Maximum Lawful Rate**"); provided, however, that if at any time thereafter the rate of interest payable hereunder is less than the Maximum Lawful Rate, Borrower and any Loan Party shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Lender, is equal to the total interest that would have been received had the interest payable hereunder been (but for the operation of this paragraph) the interest rate payable since the Closing Date as otherwise provided in this Agreement.

THIS BRIDGE TERM LOAN NOTE AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF TEXAS.

(Signature page follows)

IN WITNESS WHEREOF, the Borrower has caused this Bridge Loan Note to be executed as of the date first above written.

MxG Fiber Holdings, LLC

By: ______________________

Name: Scott Caye-Hulm

Title: President

EXHIBIT C

AMENDED AND RESTATED OPERATING AGREEMENT OF MXG FIBER HOLDINGS LLC

See attached.

AMENDED AND RESTATED

OPERATING AGREEMENT

OF

MXG FIBER HOLDINGS, LLC

DATED EFFECTIVE

AS OF THE EFFECTIVE DATE PROVIDED HEREIN

THE MEMBERSHIP INTERESTS REFERENCED HEREIN HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THESE MEMBERSHIP INTERESTS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE MANAGERS OF THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE MANAGERS TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER. ADDITIONALLY, ANY SALE OR OTHER TRANSFER OF MEMBERSHIP INTERESTS IS SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THIS COMPANY AGREEMENT.

AMENDED AND RESTATED OPERATING AGREEMENT
OF
MXG FIBER HOLDINGS, LLC

A Delaware Limited Liability Company

This Amended and Restated Operating Agreement (this "Agreement") of MXG FIBER HOLDINGS, LLC, a Delaware limited liability company (the "Company"), is entered into effective as of the Effective Date, by and among the Company and the Persons who are identified as Members on Exhibit A attached hereto and who have executed a counterpart of this Agreement as Members pursuant to the provision of the Act, on the following terms and conditions:

RECITALS

WHEREAS, the Company was organized as a Delaware limited liability company on February 12, 2019 in accordance with the Act, has not commenced or conducted any business prior to the Effective Date, remains in existence and is in compliance with all provisions of the Act and all applicable law, with no outstanding or unpaid taxes, fees, assessments, debts or monetary obligations.

WHEREAS, the Company is currently governed by that certain single member Operating Agreement, dated as of February 12, 2019 (the "Prior Operating Agreement").

WHEREAS, the Company, and the sole party to the Prior Operating Agreement (the "Original Member") and each of the parties executing this Agreement desire to effect a recharacterization of the existing Membership Interests of the Company pursuant to which each of the Membership Interests issued by the Company outstanding as of the date of this Agreement will be automatically exchanged for the amounts provided for on Exhibit A, subject to such further issuance of Membership Interests as provided for in this Agreement.

WHEREAS, the Company and each of the parties executing this Agreement desire to amend and fully restate the Prior Operating Agreement on the terms and conditions set forth herein, and for this Agreement to supersede the Prior Operating Agreement in its entirety as of the Effective Date.

NOW, THEREFORE, for valid consideration received, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Defined Terms. The following are definitions of certain terms capitalized and used throughout this Agreement:

Accepting Offerees. The term "Accepting Offerees" shall have the meaning set forth in Section 10.4(c)(iii) hereof.

Act. The Delaware Limited Liability Company Act, as amended from time to time (or any corresponding provisions of succeeding law).

Affiliate. With respect to any Person (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any officer, manager, director, general partner, member or trustee of such Person, or (iii) any Person who is an officer, manager, director, general partner, member or trustee of any Person described in clauses (i) or (ii) of this sentence. For purposes of this definition, the terms "controlling," "controlled by" or "under common control with" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract or otherwise, or the power to elect or appoint at least fifty percent (50%) of the directors, members, general partners, or Persons exercising similar authority with respect to such Person or entities.

Bankruptcy. With respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person (i) the admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors, (ii) the filing of any petition or answer by such Person seeking to adjudicate itself as bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of its Property or (iii) corporate or other applicable entity action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the Property of such Person which order shall not be dismissed within ninety (90) days.

Bankrupt Member. The term "Bankrupt Member" shall have the meaning set forth in Section 11.2(a) hereof.

Board of Managers. The term "Board of Managers" means initially, the Persons who are identified on Exhibit B and their successors who are appointed in accordance with this Agreement.

Business. The business activities engaged in by the Company from time to time that are permitted by the Act, including, but not limited to sustainable crop development, production, and sales.

Business Day. A day of the year on which banks are not required or authorized to close in The Woodlands, Texas.

Capital Account. With respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:

(i) To each Member's Capital Account there shall be credited (A) such Member's Capital Contributions, (B) such Member's allocated share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 4.3 hereof, and (C) the amount of any Company liabilities assumed by such Member in connection with Property that is distributed to such Member or which are secured by any Property distributed to such Member. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company as a Capital Contribution by a Member as the maker of the note (or a Member related to the maker of the note within the meaning of Section 1.704-1(b)(2)(ii)(c) of the Tax Regulations) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Section 1.704-1(b)(2)(iv)(d)(2) of the Tax Regulations;

(ii) To each Member's Capital Account there shall be debited (A) the amount of money and the Gross Asset Value of any Property distributed to such Member pursuant to any provision of this Agreement, (B) such Member's allocable share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 4.3 hereof, and (C) the amount of any liabilities of such Member that is (i) assumed by the Company in connection with Property that is contributed to the Company by such Member, or (ii) which are secured by any Property contributed by such Member to the Company;

(iii) Except with respect to Transfers of Percentage Interests to the Company pursuant to this Agreement, in the event Percentage Interests are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Percentage Interests; and

(iv) In determining the amount of any liability for purposes of subparagraphs (i) and (ii) above there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Tax Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Tax Regulations, and shall be interpreted and applied in a manner consistent with such Tax Regulations. In the event that the Company shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Members), are computed in order to

comply with such Tax Regulations, the Company may make such modification; provided, however, only to the extent that such modification will not have a material effect on the amounts distributed to any Person pursuant to Article XII hereof upon the dissolution of the Company. The Company also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Section 1.704-1(b)(2)(iv)(q) of the Tax Regulations, and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Section 1.704-1(b) of the Tax Regulations.

Capital Contributions. With respect to any Member, the amount of cash and the initial Gross Asset Value of any Property (other than cash) contributed to the Company with respect to the Percentage Interests in the Company held or purchased by such Member, including any such contributions that are made to the Company after the date hereof upon the unanimous vote or written consent of the Members. Member Loans to the Company will not be Capital Contributions.

Certificate. The Certificate of Formation filed with the Secretary of State of Delaware pursuant to the Act to form the Company, as originally executed and as amended, modified, supplemented or restated from time to time, as the context requires.

Certificate of Termination. The Certificate of Termination filed with the Secretary of State of Delaware pursuant to the Act.

Closing. The term "Closing" shall have the meaning set forth in Section 11.10(c) hereof.

Code. The United States Internal Revenue Code of 1986, as amended from time to time.

Commencement Date. The later of the date upon which the Certificate was filed with the Secretary of State of Delaware, or the date the Company commences doing business.

Company. MXG FIBER HOLDINGS, LLC, a Delaware limited liability company.

Company Representative. The term "Company Representative" shall have the meaning set forth in Section 8.3 hereof.

Debt. The term "Debt" means (i) any indebtedness for borrowed money or the deferred purchase price of property as evidenced by a note, bonds, or other instruments, (ii) obligations as lessee under capital leases, (iii) obligations secured by any mortgage, pledge, security interest, encumbrance, lien or charge of any kind existing on any asset owned or held by the Company whether or not the Company has assumed or become liable for the obligations secured thereby, (iv) any obligation under any interest rate swap agreement, (v) accounts payable, and (vi) obligations under direct or indirect guarantees of (including obligations (contingent or otherwise) to assure a creditor against loss in respect of) indebtedness or obligations of the kinds referred to in clauses (i), (ii), (iii), and (iv), above; provided, however,

that Debt shall not include obligations in respect of any accounts payable that are incurred in the ordinary course of the Company's Business and are not delinquent or are being contested in good faith by appropriate Proceedings.

Determination Date. The term "Determination Date" shall have the meaning set forth in Section 11.3 hereof.

Dissolution Event. The term "Dissolution Event" shall have the meaning set forth in Section 12.1 hereof.

Distress Lending Member. The term "Distress Lending Member" shall have the meaning set forth in Section 3.2(c) hereof.

Distress Loan. The term "Distress Loan" shall have the meaning set forth in Section 3.2(c) hereof.

Distress Non-Lending Members. The term "Distress Non-Lending Members" shall have the meaning set forth in Section 3.2(c) hereof.

Effective Date. Effective Date shall mean the date of the Project Financial Close as defined in the Loan Documents.

Entity. The term "Entity" shall have the meaning set forth in Section 11.5 hereof.

Exercise Notice. The term "Exercise Notice" shall have the meaning set forth in Section 11.2(b) hereof.

Financial Distress. The term "Financial Distress" shall have the meaning set forth in Section 3.2(c) hereof.

Firm Offer. The term "Firm Offer" shall have the meaning set forth in Section 10.4(d) hereof.

Fiscal Quarter. The term "Fiscal Quarter" means (i) the period commencing on the Commencement Date and ending on June 30, 2019, and (ii) any subsequent three-month period thereafter commencing on each April 1, July 1, October 1, and January 1, and ending on either (a) the last date before the next such date, or (b) the date on which all Property is distributed to the Members pursuant to Article XII hereof.

Fiscal Year. The term "Fiscal Year" means (i) the period commencing on the Commencement Date and ending on December 31, 2019, and (ii) any subsequent twelve-month period thereafter commencing on January 1 and ending on either (a) December 31, or (b) the date on which all Property is distributed to the Members pursuant to Article XII hereof.

GAAP. The generally accepted accounting principles in effect in the United States of America from time to time applied on a consistent basis.

Gross Asset Value. With respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Company;

(ii) The Gross Asset Values of all of the Company's Property shall be adjusted to equal their respective gross fair market values (taking Section 7701(g) of the Code into account) as determined by the Company as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of the Company's Property as consideration for an interest in the Company; and (C) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Tax Regulations; provided, however, that an adjustment described in clauses (A) and (B) of this paragraph shall be made only if the Company reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of any item of the Company's Property distributed to any Member shall be adjusted to equal the gross fair market value (taking Section 7701(g) of the Code into account) of such asset on the date of distribution as determined by the Company; and

(iv) The Gross Asset Values of the Property of the Company shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Tax Regulations and subparagraph (vi) of the definition of "Profits" and "Losses"; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (ii) or (iv), such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset, if any, for purposes of computing Profits and Losses.

Indemnified Party. The term "Indemnified Party" shall have the meaning set forth in Section 6.8 hereof.

Initial Firm Offer. The term "Initial Firm Offer" shall have the meaning set forth in Section 10.4(b)(i) hereof.

Initial Offer Notice. The term "Initial Offer Notice" shall have the meaning set forth in Section 10.4(b)(i) hereof.

Initial Offer Period. The term "Initial Offer Period" shall have the meaning set forth in Section 10.4(b)(ii) hereof.

Involuntary Bankruptcy. The term "Involuntary Bankruptcy" shall have the meaning set forth in the definition of Bankruptcy.

Liquidation Period. The term "Liquidation Period" shall have the meaning set forth in Section 12.6 hereof.

Liquidator. The term "Liquidator" shall have the meaning set forth in Section 12.7(a) hereof.

Loan Documents. The term Loan Documents shall mean the Bridge Term Loan Agreement dated as of June __, 2019, executed by and between MXG Fiber Holdings, LLC, as Borrower and BWMXG, LLC, as Lender, together with all ancillary agreements and/or documents executed in connection therewith, including, without limitation, any note or warrant.

Losses. The term "Losses" shall have the meaning set forth in the definition of "Profits" and "Losses."

Majority In Interest. With respect to votes executed by the Board of Managers shall mean the majority of the Managers with each Manager appointed to the Board of Managers having one vote (one person, one vote) regardless of the Percentage Interests represented by the Manager. With respect to Members, the Members whose Percentage Interests account for more than fifty percent (50%) of the aggregate Percentage Interests of the Members.

Manager. The term "Manager" shall mean initially, Matt Griswold, Scott Coye-Huhn, Alex Romano, Ben Hubbard, Damon Shawn Rezaei (the "BWMXG Manager") and thereafter any Person who is hereafter appointed as a Manager of the Company as provided in this Agreement, but such term does not include any Person who has ceased to be a Manager of the Company.

Maximum Tax Rate. The term "Maximum Tax Rate" shall have the meaning set forth in Section 5.4(b) hereof.

Members. Any Person (i) who is referred to as such on Exhibit A to this Agreement, or who has become a Substitute Member pursuant to the terms of this Agreement and (ii) who has not ceased to be a Member.

Membership Interest. The term "Membership Interest" shall mean each Member's entire interest in the Company, including, without limitation, such Member's Percentage Interest and such other rights and privileges that the Member may maintain under this Agreement or the Act.

Member Loans. The terms "Member Loan" and "Member Loans" shall have the meanings set forth in Section 3.2(c) hereof.

Member Tax Liability. The term "Member Tax Liability" shall have the meaning set forth in Section 5.4(a) hereof.

Net Cash Flow. The gross cash revenue of the Company less the Operating Costs and Organizational Expenses, as defined below, all as determined by the Company. "Net Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established as described in subsection (ii) of the definition of Operating Cost.

Offered Percentage Interests. The term "Offered Percentage Interests" shall have the meaning set forth in Section 10.4 hereof.

Offerees. The term "Offerees" shall have the meaning set forth in Section 10.4(c)(i) hereof.

Offer Notice. The term "Offer Notice" shall have the meaning set forth in Section 11.2(a) hereof.

Offer Price. The term "Offer Price" shall have the meaning set forth in Section 10.4(a) hereof.

Offered Member. The term "Offered Member" shall have the meaning set forth in Section 11.10(a) hereof.

Offering Member. The term "Offering Member" shall have the meaning set forth in Section 11.10(a) hereof.

Officer. The term "Officer" shall mean any Person who is appointed by the Board of Managers with the authority to execute some or all items set out in Section 6.2 in this Agreement, in order to manage the Company's day-to-day operations. A Resolution of Board of Managers shall determine the appointed Officers as of the Effective Date, attached hereto as Exhibit C.

Operating Costs. The sum of (i) all cash expenditures of the Company made during a Fiscal Year for current costs and expenses (including payments of principal and interest or other monetary obligations due under any loan made to the Company; accounting, legal and auditing fees, allocable salary for employees of the Company; expenses of maintaining an office, telephones, travel, office equipment and secretarial and other personnel; leases; taxes payable by the Company; public or private utility charges; and any other operating costs, expenses and permitted capital expenditures actually paid with respect to the Business), and (ii) such reserves established from time to time during the Fiscal Year for disbursements by the Company reasonably expected by the Board of Managers to occur.

Option Interests. The term "Option Interests" shall have the meaning set forth in Section 11.1 and Section 11.2, as applicable.

Organizational Expenses. Those expenses incurred by the Company in connection with organization of the Company, including but not limited to, legal and accounting fees, printing costs, filing and qualification fees, disbursements and expense reimbursements in connection therewith.

Percentage Interests. With respect to any Member as of any date, the Member's share of (i) the Profits and Losses of the Company, and (ii) other rights and powers granted Members under this Agreement. The Percentage Interests of each Member immediately after the date hereof shall be as set forth on Exhibit A hereto.

Permitted Transfer. The term "Permitted Transfer" shall have the meaning set forth in Section 10.2 hereof.

Person. Any individual, company, partner, (whether general or limited), limited liability company, corporation, trust, estate, association, nominee or other entity.

Prime Rate. The rate of interest per annum most recently published in the Southwestern Edition of the Wall St. Journal as the "prime rate."

Profits and Losses. For each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Tax Regulations, and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(iii) In the event that the Gross Asset Value of any Company Property is adjusted pursuant to Subsections (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(iv) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(v) To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Section 734(b) of the Code is required, pursuant to Section 1.704-(b)(2)(iv)(m)(4) of the Tax Regulations, to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the

disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(vi) Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.3 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 4.3 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (v) above.

Property. All real and personal property acquired by the Company, including cash, and any improvements thereto, and shall include both tangible and intangible property.

Purchase Offer. The term "Purchase Offer" shall have the meaning set forth in Section 10.4(a) hereof.

Purchaser. The term "Purchaser" shall have the meaning set forth in Section 10.4(a) hereof.

Qualifying Bankruptcy. The term "Qualifying Bankruptcy" shall have the meaning set forth in Section 11.2 hereof.

Reconstitution Period. The term "Reconstitution Period" shall have the meaning set forth in Section 12.1(b) hereof.

Securities Act. The Securities Act of 1933, as amended.

Seller. The term "Seller" shall have the meaning set forth in Section 10.4 hereof.

Subsequent Firm Offer. The term "Subsequent Firm Offer" shall have the meaning set forth in Section 10.4(c)(i) hereof.

Subsequent Offer Notice. The term "Subsequent Offer Notice" shall have the meaning set forth in Section 10.4(c)(i) hereof.

Subsequent Offer Period. The term "Subsequent Offer Period" shall have the meaning set forth in Section 10.4(c)(ii) hereof.

Substitute Member. The term "Substitute Member" shall have the meaning set forth in Section 10.7 hereof.

[Moved above to put into alphabetical order – was Tax Matters Member definition] Tax Regulations. The income tax regulations, including temporary regulations, promulgated under the Code, as such regulations are amended from time to time.

Terminated Member. The term "Terminated Member" shall have the meaning set forth in Section 11.1 hereof.

Transfer. As a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or hypothecate or otherwise dispose of.

Ultra Capital Finance Documents. The term Ultra Capital Finance Documents shall mean the Term Sheet executed between MxG Fiber Holdings, LLC and Ultra Capital, LLC dated as of February 10, 2019, and any later negotiated definitive documents leading up to and culminating in the Project Financial Close, as defined in the Loan Documents.

Unreturned Capital Contribution. The term "Unreturned Capital Contribution" shall mean the total Capital Contribution of a Member (or of all Members collectively, as the case may be) less all amounts distributed to such Member or Members by the Company pursuant to Section 5.1, exclusive of any distributions made pursuant to Section 5.4.

Voluntary Bankruptcy. The term "Voluntary Bankruptcy" shall have the meaning set forth in the definition of "Bankruptcy".

Wholly Owned Affiliate. With respect to any Person, an Affiliate of such Person (i) 100% of the voting stock or beneficial ownership of which is owned directly by such Person, or by any Person who, directly or indirectly, owns 100% of the voting stock or beneficial ownership of such Person, (ii) an Affiliate to such Person who, directly or indirectly, owns 100% of the voting stock or beneficial ownership of such Person, and (iii) any Wholly Owned Affiliate of any Affiliate described in clause (i) or clause (ii).

Section 1.2. Construction. Whenever the context requires, the gender of all words used herein shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural.

Section 1.3. References. Unless otherwise specified, references in this Agreement to "Sections," "Subsections" or "Articles" refer to the sections, subsections or articles in this Agreement.

Section 1.4. Other Definitions. All other terms used herein but not defined shall have the meaning given to them in the text of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1. Formation. The Company has been formed as a Delaware limited liability company by filing the Certificate under and pursuant to the Act. The fact that the Certificate is on file in the office of the Secretary of State of Delaware shall constitute notice that the Company is a limited liability company. Simultaneously with the execution of this Agreement, each of the Members shall be admitted as Members of the Company. The rights, obligations and liabilities of the Members shall be as provided under the Act, the Certificate and this Agreement. Prior to or upon the Commencement Date, the Members shall execute an organizational consent authorizing, among other things, the Commencement Date.

Section 2.2. Name. The name of the Company is MXG FIBER HOLDINGS, LLC and all Company Business must be conducted in that name or such other names that comply with applicable law as the Members may approve from time to time.

Section 2.3. Purpose; Powers.

(a) The purposes of the Company are (i) to operate and manage the Business; and (ii) to engage in any and all lawful activities related or incidental to the operation and management of the Business.

(b) The Company has the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to, or in furtherance of, the purposes of the Company set forth in Section 2.3(a) hereof and has, without limitation, any and all powers that may be exercised on behalf of the Company by the Managers of the Company pursuant to the authority granted such Managers by the Members or as may be permitted to be exercised by a limited liability company under the Act.

Section 2.4. Principal Place of Business.

(a) The address of the registered office and the name of the registered agent of the Company in the State of Texas shall be:

Scott Coye-Huhn, as an Officer/Manager
2119 Sawdust Road, Suite 304
The Woodlands, Texas 77380

(b) The principal place of Business of the Company shall be:

2119 Sawdust Road, Suite 304
The Woodlands, Texas 77380

or such other place as may be designated by the Managers. The books and records of the Company shall be maintained at the Company's principal place of Business. The Company may have such other places of business as the Managers deem necessary or desirable from time to time.

Section 2.5. Term. The term of the Company shall commence on the date the Certificate is filed in the office of the Secretary of State of Delaware in accordance with the Act and shall continue until the winding up and liquidation of the Company and its Business is completed following a Dissolution Event, as provided in Article XII hereof. Prior to the time that the Certificate is filed, no Person shall represent to third parties the existence of the Company or hold himself out as a Member.

Section 2.6. Filings.

(a) The Members hereby confirm, ratify and adopt the filing of the Certificate in the office of the Secretary of State of Delaware in accordance with the Act. The Company shall take any and all other actions reasonably necessary to perfect and maintain the status of the Company

as a limited liability company under the laws of the State of Delaware, including the preparation and filing of such amendments to the Certificate and such other assumed name certificates, documents, instruments and publications as may be required by law, including, without limitation, action to reflect:

(i) A change in the Company name;

(ii) A correction of false or erroneous statements in the Certificate or the approval of the Members to make a change in any statement therein in order that it shall accurately represent the agreement among the Members; or

(iii) A change in the time for dissolution of the Company as stated in the Certificate and in this Agreement.

(b) The Company shall execute and cause to be filed original or amended articles/and or certificates and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company or similar type of entity under the laws of any other jurisdictions in which the Company engages in Business.

(c) Upon the dissolution and completion of the winding up and liquidation of the Company in accordance with Article XII, the Company shall promptly execute and cause to be filed a Certificate of Termination in accordance with the Act and the laws of any other jurisdictions in which the Board of Managers deems such filing necessary or advisable.

Section 2.7. Title to Property. All Property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in such Property in its individual name, and each Member's interest in the Company shall be personal property for all purposes. At all times after the Effective Date, the Company shall hold title to all of its Property in the name of the Company and not in the name of any Member.

Section 2.8. Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be Transferred or encumbered for, or in payment of, any individual obligation of any Member.

Section 2.9. Amendment and Restatement. This Agreement supersedes and replaces in its entirety the Prior Operating Agreement as of the Effective Date.

ARTICLE III

MEMBER CAPITAL CONTRIBUTIONS

Section 3.1. Initial Capital Contributions. Contemporaneously with the execution by such Member of this Agreement, each Member is required to make the Capital Contributions described for that Member on Exhibit A.

Section 3.2. Interest on Capital Accounts; Further Capital Contributions.

(a) No interest shall be paid or allowed upon or with respect to any Capital Contribution or Capital Account of a Member.

(b) The Members may make such further Capital Contributions as they may unanimously determine from time to time. Except as expressly contemplated in Section 3.2(c), no Member shall have any obligation to make any additional Capital Contributions to the Company or to make any loan to the Company, and no Member shall have any liability to the Company or any other Member by virtue of refusing to make any additional Capital Contributions or loans to the Company.

(c) The Members recognize that the Company may from time to time require additional funds over and above the Members' Capital Contributions and the funds otherwise available to the Company, in order to pay the debts, liabilities, or obligations of the Company as and when the same become due and payable. From time to time, the Members may by vote or written consent of Members then holding 50% or more of the Percentage Interests, approve the Company borrowing funds from a Member, or any of them, on such terms as Members may determine appropriate (any such loan, a "Member Loan" and collectively, the "Member Loans"). If the Company is under Financial Distress (as defined below), the Members recognize that one or more Members (the "Distress Lending Member") may desire to make a Member Loan or Member Loans to the Company to provide funds necessary to cure such Financial Distress (a "Distress Loan"). The Distress Lending Member may, subject to the approval of the Members (including the Distress Lending Member) holding not less than majority of the Percentage Interests (the "Distress Non-Lending Members"), make such Distress Loan to the Company and may pay and apply the proceeds thereof directly to payment of such debts, liabilities, and obligations, and any such Distress Loan shall bear interest at the lesser of (i) 10% per annum and (ii) the maximum legally permissible interest rate permitted to be charged under applicable state or federal law per annum until paid. For purposes of this Section 3.2(c), the Company shall be deemed to be under "Financial Distress" upon the earliest to occur of its (x) perceived inability to pay its current or future debts, liabilities or obligations as reasonably determined by the Board of Managers, or (y) receipt of written threat of involuntary bankruptcy. In connection with any and all Member Loans, the Company shall execute, and each Manager shall be entitled to execute, on the Company's behalf, promissory notes, security agreements and other customary documentation evidencing the Member Loans; provided, however, that no failure to evidence any of the Member Loans by execution of any such promissory notes or other evidences of indebtedness shall be required in order for the Member Loans to be enforceable binding obligations of the Company, provided the Member Loan is made to the Company. Unless the Members otherwise unanimously agree, all such Member Loans shall be paid in the order in which such loans were made. Upon dissolution and termination of the Company, all Member Loans shall be paid in full prior to any distributions to Members in their capacity as Members of the Company. Upon the occurrence and during the continuance of an event of default, including the Company's inability to repay a Member Loan in full at maturity, the note shall bear interest at a default rate equal to the lesser of (1) 10% per annum and (2) the maximum legally permissible interest rate permitted to be charged under applicable state or federal law per annum. Member Loans shall not be considered Capital Contributions by a Member and nothing in this Section 3.2(c) shall require a Member to make a loan to the Company.

(d) Preemptive Rights Upon Admission of New Members. The Company may admit additional Members or Members in an existing or newly created Class approved by a Majority in Interest of the Board of Managers. In addition to the foregoing approval, with respect to admission of additional Members or Members in an existing or newly created class, each Member, regardless of class, in accordance with this Section 3.2(d), shall have a preemptive right to acquire such Interests to avoid a dilution of the Percentage Interest of such Member with respect to: (i) the issuance or sale of new equity interests by the Company, regardless of Class; (ii) the issuance of any obligations, evidences of indebtedness, or securities of the Company convertible into, exchangeable for, or accompanied by any rights to receive, purchase, or subscribe to any equity interests in the Company, regardless of Class; or (iii) the issuance of any right of, subscription to, or right to receive, or any warrant or option for the purchase of, any of the foregoing (collectively, "Interests"). The foregoing preemptive right shall apply to a Member only if the issuance of the Interests would dilute the Percentage Interest of such Member. The process for such preemptive right shall be determined by the Majority in Interest of the Board of Managers and the BWMXG Member, but in any event shall give the Members as least ten (10) days to consider acquisition of such Interests. Any dilution of Members' Percentage Interests arising under this Section 3.2(d) shall be shared proportionately among all Members. A Member may avoid such proportionate dilution in the manner provided herein.

ARTICLE IV

ALLOCATIONS

Section 4.1. Profits. After giving effect to the special allocations set forth in Section 4.3, Company Profits and each separately stated item of income or gain shall be allocated among the Members as follows:

(a) first, to the Members until the cumulative Profits allocated pursuant to this Section 4.1(a) for the current and the prior Fiscal Years equals the amount of cumulative Losses allocated pursuant to Section 4.2(a) for all prior Fiscal Years. Any allocation made pursuant to this Section 4.1(a) shall be made to each Member in the ratio that the Losses allocated to such Member pursuant to Section 4.2(a) bears to the cumulative amount of Losses allocated pursuant to Section 4.2(a); and

(b) second, to the Members according to their Percentage Interests.

Section 4.2. Losses. After giving effect to the special allocations set forth in Section 4.3, Company Losses and each separately stated item of loss or deduction shall be allocated among the Members as follows:

(a) first, to each Member in the ratio that the positive Capital Account of such Member bears to the aggregate positive Capital Accounts of all Members until the Capital Account of such Member equals zero; and

(b) second, any remaining Losses shall be allocated to Members according to their Percentage Interests.

Section 4.3. Special Allocations. The following special allocations shall be made in the following order:

(a) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Tax Regulations, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Tax Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible, provided that an allocation pursuant to this Section 4.3(a) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.3(a) were not in this Agreement.

(b) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company Property, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Tax Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Percentage Interests in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Tax Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Tax Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

Section 4.4. Other Allocation Rules.

(a) Except as specifically provided elsewhere in this Agreement, for purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Company using any permissible method under Code Section 706 and the Tax Regulations thereunder.

(b) The Members are aware of the income tax consequences of the allocations made by this Article IV and hereby agree to be bound by the provisions of this Article IV in reporting their shares of Company income and loss for income tax purposes.

Section 4.5. Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Tax Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value) using the traditional allocation method.

In the event the Gross Asset Value of any Company Property is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the

adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Tax Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Company in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

ARTICLE V

DISTRIBUTIONS

Section 5.1. Net Cash Flow. Except as otherwise provided in Article XII hereof or Section 5.4 hereof, and subject to the limitations contained in Section 5.3 hereof, the Company shall determine the amount of Net Cash Flow, if any, at the end of each Fiscal Year, and not later than the sixtieth (60th) day after the end of each Fiscal Quarter shall determine, at the sole discretion of the Board of Managers, what percentage, if any, of the Net Cash Flow will be distributed to the Members. Available Cash of the Company need not be distributed to the extent that such cash is required for a reasonable working capital reserve for the Company, the amount of such reasonable working capital reserve to be determined by the Board of Managers. Any distribution of Net Cash Flow shall be made to the Members in accordance with their Percentage Interests. Notwithstanding the foregoing, the Company, after any Minimum Distributions that may be required under Section 5.4 below, shall make distributions of Developer Fees (including any other fees of like kind) received pursuant to the Ultra Capital Finance Documents to satisfy the outstanding balance of the loan provided under the Loan Documents. Prior to the application of Developer Fees to satisfy the loan under the Loan Documents above, the Company shall first apply any funds, including Reimbursable Development Costs, available under Ultra Capital Finance Documents with the Company that enables costs incurred using the Loan Document funds to be reimbursed.

Section 5.2. Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 5.2 for all purposes under this Agreement. The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Members, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld.

Section 5.3. Limitations on Distributions. A Member may not receive a distribution from the Company to the extent that, after giving effect to the distribution, all liabilities of the Company (including in respect of any Member Loans), other than liability to Members on

account of their Capital Contributions, would exceed the fair value of the Company's assets or would violate any applicable law or regulation.

Section 5.4. Minimum Distributions. Other than the year in which the Company liquidates, within ten (10) days of the close of each Fiscal Quarter, the Company shall make a distribution of Net Cash Flow to each Member equal to such Member's Member Tax Liability for such Fiscal Quarter.

(a) For purposes of this Agreement, the term "Member Tax Liability" for any Fiscal Quarter shall equal the excess, if any, of (i) the cumulative amount allocated to a Member through the Fiscal Quarter just ended pursuant to the provisions contained in Section 4.1(b) hereof multiplied by the Maximum Tax Rate, over (ii) the cumulative amount of cash previously distributed by the Company to the Member under this Section 5.4 through the Fiscal Quarter just ended. Solely for purposes of this Section 5.4, Profits and Losses shall be calculated and allocated amongst the Members on a quarterly basis.

(b) For purposes of this Agreement, the term "Maximum Tax Rate" shall mean the highest individual marginal tax rate in effect for the applicable Fiscal Year.

(c) In connection with the preparation of final Schedule K-1's distributed to the Members at the end of each Fiscal Year, the Company shall determine each Member's Member Tax Liability for such Fiscal Year. In the event that the Company determines that distributions of Net Cash Flow have been made to a Member pursuant to this Section 5.4 during the Fiscal Year to which the Schedule K-1 relates that are in excess of a Member's Member Tax Liability for such Fiscal Year, the Company shall provide notice thereof to such Member. Within thirty (30) days following receipt of written notice of the determination of an excess Net Cash Flow payment (with reasonable detail), the Member or Members receiving such excess Net Cash Flow payments under this Section 5.4 shall repay to the Company an amount equal to the lesser of (i) the Net Cash Flow distributed to such Member in accordance with Section 5.4 during such Fiscal Year, or (ii) the difference between (A) the amount of such Net Cash Flow that was distributed to such Member during such Fiscal Year pursuant to this Section 5.4 and (B) such Member's Member Tax Liability for such Fiscal Year. If such amount has not been repaid by such Member within the thirty (30) day period, the unpaid amount shall bear interest at a default rate equal to the lesser of ten percent (10%) per annum, or the maximum non-usurious rate permitted by applicable law, from the date of expiration of such thirty (30) day notice period until the date of payment.

(d) Notwithstanding any provision herein to the contrary, any distributions under this Section 5.4 shall be made on a pro rata basis to all Members based upon their Percentage Interests. In the event that the Maximum Tax Rates of the Members would result in distributions to the Members under this Section 5.4 that are not pro rata based upon the Member's Percentage Interests, the distributions shall be adjusted using the highest Maximum Tax Rate of the Members such that the distributions under this Section 5.4 will be made to the Members on a pro rata basis. This Section also applies to any recapture of distributions under Section 5.4(c).

Section 5.5. Miscellaneous.

(a) Regarding Developer Fees in Ultra Capital financing. Notwithstanding anything to the contrary, Members BWMXG, LLC and Nexus Program Management Group, LLC shall not be required or obligated to participate in the repayment of any Developer Fee as defined in the final definitive documents with Ultra Capital financing. Further, should the Company, or an Affiliate of the Company, experience dilution of its Percentage Interest as a result of a requirement to repay any Developer Fees to Ultra Capital, adjustments shall be made to ensure Members BWMXG, LLC and Nexus Program Management Group, LLC do not experience dilution at the Company or Affiliate level, whichever is impacted. For clarity, any dilution and penalties not related to the repayment of Developer Fees or any other fees or amounts owed to Ultra Capital (or Key Employees as set out in this same Section 5.5) shall be experienced proportionately among all Members.

(b) Regarding Adjustments to Cash Flow Distributions in Ultra Capital financing. Notwithstanding anything to the contrary, Members BWMXG, LLC and Nexus Program Management Group, LLC shall not experience dilution of their respective Percentage Interest or loss of cash distributions as a result of the loss of Key Employees as defined in the final definitive documents with Ultra Capital financing. Should the loss of Key Employees trigger dilution or loss of cash distributions, adjustments shall be made to ensure Members BWMXG, LLC and Nexus Program Management Group, LLC do not experience negative impacts at the Company or Affiliate level, whichever is impacted. For clarity, any dilution and penalties not related to the loss of Key Employees (or Developer Fees as set out in this same Section 5.5) shall be experienced proportionately among all Members.

(c) Indemnification by MxG Developers, LLC with respect to Ultra Capital Financing. To the maximum extent permitted by law, MxG Developers, LLC shall indemnify and hold harmless each of Members BWMXG, LLC and Nexus Program Management Group, LLC and their Affiliates (individually, a "Section 5.5 Indemnified Party") from and against any and all losses, claims, demands, costs, liabilities, joint and several, expenses (including expenses of counsel and disbursements), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Section 5.5 Indemnified Party may be involved, as a party or otherwise, arising out of Ultra Capital claims under Sections 5.5(a) and/or Section 5.5(b).

ARTICLE VI

MANAGEMENT

Section 6.1. Management of the Company by the Board of Managers.

(a) Exclusive Management by the Board of Managers. Except as specifically set forth in this Agreement for determination by the Members, the Business, Property, operations and affairs of the Company shall be managed and all powers of the Company shall be exercised by or under the direction of the Board of Managers comprised of Managers appointed by the Members as provided herein. MxG Developers, LLC shall have the right to appoint three Managers, or replace a Manager that it has been appointed, to the Board of Managers.

BWMXG, LLC and Nexus Program Management Group, LLC shall each have the right to appoint one Manager, or replace a Manager that it has appointed, to the Board of Managers. Unless otherwise provided, all actions by the Board of Managers shall be accomplished via an affirmative vote of a Majority In Interest. In the event that BWMXG, LLC does not loan a Tranche 2 of $700,000 as set out in the Loan Documents, BWMXG, LLC and Nexus Program Management Group, LLC shall lose one appointment and thereafter have the right to, collectively, appoint one Manager, or replace a Manager they have appointed, to the Board of Managers. In the event that a Manager is collectively appointed by BWMXG, LLC and Nexus Program Management Group, LLC under this provision, for the purposes of this Agreement, references to the BWMXG Manager shall also mean the collectively appointed Manager of BWMXG, LLC and Nexus Program Management Group, LLC.

(b) Meetings of the Board of Managers. Special meetings of the Board of Managers may be called by any member of the Board of Managers (there shall be no regularly scheduled meetings unless the Board of Managers decides to schedule them). All meetings shall be held upon seven (7) days' notice by mail or twenty-four (24) hours' notice delivered personally or by telephone, telegraph, email or facsimile to the Board of Managers setting forth the time and location of such meeting. Notice of a special meeting shall also state the purpose or purposes for which such meeting is called. Each notice of a Board of Managers meeting shall specify the matters to be discussed at that meeting and no decision may be taken at any Board of Managers meeting on any matter not specified in the notice of that meeting unless consented to by all members of the Board of Managers before or after the meeting (whether or not present at the meeting). Notice of a meeting need not be given to any member of the Board of Managers who signs a waiver of notice or a consent to holding the meeting (which waiver or consent need not specify the purpose of the meeting) or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior to its commencement, the lack of notice to such member of the Board of Managers. All such waivers, consents and approvals shall be filed with the Company records or made a part of the minutes of the meeting. A Majority in Interest of the Board of Managers present, whether or not a quorum is present, may adjourn any meeting to another time. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment shall be given prior to the time of the adjourned meeting to the Board of Managers who are not present at the time of the adjournment. Meetings of the Board of Managers may be held in The Woodlands, Texas or such other place as may be approved by the Board of Managers. Any Person on the Board of Managers may participate in a meeting through use of conference telephone or similar communications equipment or by and through a net-based meeting, so long as all Persons participating in such meeting can hear one another. Participation in a meeting in such manner constitutes a presence in person at such meeting. Except as stated otherwise in this Agreement, any decision or approval of the Board of Managers under this Agreement requires a Majority in Interest of the Board of Managers present at a duly constituted meeting of the Board of Managers.

(c) Quorum. A quorum shall exist when a majority of the members of the Board of Managers, including the BWMXG Manager, are present. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of a Person on the Board of Managers, but any action taken must be approved by a Majority in Interest of the Board of Managers.

(d) Written Consent. Any action required or permitted to be taken by the Board of Managers may be taken by the Board of Managers without a meeting if the requisite number of Managers constituting a Majority in Interest of the Board of Managers consent in writing to such action. Such action by written consent shall have the same force and effect as a vote at a duly constituted meeting of the Board of Managers.

Section 6.2. Powers of the Managers. Without limiting the generality of Section 6.1 hereof, but subject to Section 6.3 hereof and to the express limitations set forth elsewhere in this Agreement, the Board of Managers shall have all necessary powers to manage and carry out the purposes, Business, Property, operations and affairs of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers permitted under the Act by a "Governing Authority", as that term is defined in the Act, such powers shall include, but not be limited to the power:

(a) to enter into, execute, deliver, amend, and perform any and all agreements, contracts, documents, certifications, and instruments binding the Company as may be necessary or convenient in connection with the ownership, management, maintenance, and operation of the Company's Property;

(b) to acquire by purchase, lease, or otherwise, any real or personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(c) to operate, maintain, finance, improve, construct, own, grant rights with respect to, sell, convey, assign, mortgage, license or lease any Property necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(d) to execute, in furtherance of any or all of the purposes of the Company, any lease, bill of sale, contract, or other instrument purporting to convey, lease, license or encumber the Property of the Company;

(e) to sell, transfer, exchange, or otherwise dispose of the assets of the Company as necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

(f) to establish reserves for working capital and for taxes, insurance, debt service, repairs, replacements or renewals, or other costs and expenses incident to the ownership of the Company's Property and for other such purposes as the Board of Managers deems appropriate under the circumstances from time to time;

(g) to expend the capital and revenues of the Company in furtherance of the Business;

(h) to pay all taxes, charges, and assessments against the Company and its Property;

(i) intentionally deleted;

(j) to appoint Officers of the Company in accordance with Section 6.4;

(k) to open, maintain, and close bank accounts, to designate and change signatories on such accounts, and to draw checks and other orders for the payment of monies;

(l) to institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative Proceedings brought on behalf of, or against, the Company, or any Member in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith;

(m) to deposit Company funds that, from time to time, are not required for the operation of the Business of the Company in interest bearing bank, brokerage or money market fund accounts or to purchase commercial paper, treasury bills, or other short-term instruments or interests as the Board of Managers deems necessary, appropriate, or advisable;

(n) to engage consultants, accountants, attorneys, managers, and any and all other agents and assistants, both professional and non-professional, as the Board of Managers may deem necessary, appropriate, or advisable in furtherance of the purposes of the Company, and to compensate such Persons for services rendered;

(o) to contract on behalf of the Company for the employment and services of Officers or employees and delegate to such Persons the duty to manage or supervise any of the assets or operations of the Company;

(p) to collect all sums due the Company;

(q) to prepare and file all Company tax returns and to determine the accounting methods and conventions to be used in the preparation of the Company's financial statements and tax returns and make any and all elections under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of items of income, gain, loss, deduction and credit of the Company, or any other method or procedure related to the preparation of the Company's financial statements and tax returns;

(r) except as otherwise provided herein, to determine the timing and amount of any distributions to the Members (whether for cash or property);

(s) to prepare and modify any budgets for the Company;

(t) to purchase such insurance as the Board of Managers, in its discretion, may determine; and

(u) to take any and all other action that the Board of Managers may deem necessary, appropriate, or desirable in furtherance of the purposes of the Company which is not inconsistent with the Act or this Agreement.

The Board of Managers may delegate any of its management powers, including without limitation, the foregoing, in any manner it desires, including to any Officer of the Company.

Section 6.3. Specific Limitations on the Board of Managers' Authority.

Notwithstanding anything to the contrary contained in this Agreement, the Board of Managers shall have no right, power, or authority, without the prior approval or prior written consent to the specific act in question by (i) a Majority In Interest of the Board of Managers and (ii) the BWMXG Manager, to effectuate any one or more of the following acts:

(a) to do any act otherwise permitted under Section 6.2 hereof, that would bind or obligate the Company, or cause the Company to be bound or obligated, to make expenditures or to incur indebtedness or other liabilities, whether individually or in the aggregate, in excess of $50,000;

(b) to do any act in contravention of this Agreement;

(c) to possess the Company's Property or assign, transfer, mortgage, pledge, or grant a security interest in and/or a deed of trust with respect to the Company's Property for other than a Company purpose;

(d) to enter into, amend, modify or waive any rights with respect to compensation or any contract, agreement or transaction with any Member, except as expressly permitted in Section 9.1 hereof, and the approved compensation in Exhibit A (Financial Project Model) to the Bridge Term Loan Agreement;

(e) to sell, transfer or otherwise dispose of all or substantially all of the assets of the Company;

(f) merge or consolidate the Company with any other entity or change or reorganize the Company into any other legal form or take any action that would result in the Company to no longer be taxed as a partnership for federal income tax purpose;

(g) to issue interests in the Company, subject to the provisions of Section 3.2(d), to Persons and admit such Persons as additional Members upon the terms and subject to the conditions that the Board of Managers deems appropriate, with any dilution caused thereby to be borne by all of the Members ratably; and

(h) to create different classes or groups of Members, subject to the provisions of Section 3.2(d), with such rights, powers and duties as they deem appropriate; provided, that such rights and powers are not greater than those granted to the Members hereunder.

'Section 6.4. Officers.

(a) Appointment of Officers. The Board of Managers may appoint Officers at any time. The Officers shall serve at the pleasure of the Board of Managers, subject to all rights, if any, of an Officer under any contract of employment. Any individual may hold any number of offices. The Officers shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Managers.

(b) Removal, Resignation and Filling of Vacancy of Officers. Subject to the rights, if any, of an Officer under a contract of employment, any Officer may be removed, either with or without cause, by the Board of Managers at any time. Any Officer may resign at any time by

giving notice to the Board of Managers. Any resignation shall take effect upon receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company including, without limitation, any rights under any contract to which such Officer is a party. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed by the Board of Managers.

Section 6.5. Performance of Duties; Liability of Managers and the Board of Managers. A Manager or a member of the Board of Managers shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member as a result of his or her carrying out his or her duties as a member of the Board of Managers or a Manager in good faith, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless, willful or intentional misconduct, or a knowing violation of law by Manager or the member of the Board of Managers.

Section 6.6. Competing Activities. The MxG Developers, LLC Member and its Affiliates shall be obligated to present any investment opportunity to the Company that is directly or indirectly related to the Company's Business. The provisions of this Section 6.6 shall not impair, affect or diminish the restrictions or obligations of any Person under any other agreement or instrument existing as of the Effective Date. In the event of any conflict between this Section 6.6 and the terms of any other agreement or instrument between or among the MxG Developers LLC Member and its Affiliates existing on the Effective Date, such other agreement or instrument shall govern and control.

Section 6.7. Transactions between the Company and Managers. Notwithstanding that it may constitute a conflict of interest, Managers may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement or any other agreement or instrument between the Company and a Manager and so long as the terms and conditions of such transaction, on an overall basis, are determined by the majority of the Managers of the Board of Managers having no interest in the transaction (consisting of only disinterested Managers on the Board of Managers) to be fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from independent third parties capable of similarly performing them at arm's length, or if a majority of the Board of Managers holding votes having no interest in such transaction (other than interests as Members) approve the transaction in writing. The provisions of this Section 6.7 shall not impair, affect or diminish the restrictions or obligations of any Person under any other agreement or instrument. In the event of any conflict between this Section 6.7 and the terms of any other agreement or instrument between or among the Company and a Manager, such other agreement or instrument shall govern and control.

Section 6.8. Indemnification of the Officers and Managers.

(a) Indemnification. To the maximum extent permitted by law, the Company shall indemnify and hold harmless each Officer and Manager and his agents and Affiliates (individually, an "Indemnified Party") from and against any and all losses, claims, demands, costs, liabilities, joint and several, expenses (including expenses of counsel and disbursements),

judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which the Indemnified Party may be involved (the "Proceeding"), as a party or otherwise, arising out of or incidental to the Business or affairs of the Company or acting as a Manager or Officer or an agent thereof, regardless of whether the Indemnified Party continues to be a Manager or Officer, or an Affiliate or an agent of such Manager or Officer, at the time that such liability or expense is paid or incurred; provided, that it is determined as provided in Section 6.8(b) that:

(i) the Indemnified Party acted in good faith and did not commit an act involving gross negligence, intentional misconduct or willful misconduct;

(ii) the Indemnified Party reasonably believed (x) in the case of conduct in the Indemnified Party's official capacity (as defined in the Act) as a Manager, Affiliate or agent thereof, that such Person's conduct was in the best interest of the Company, and (y) in all other cases, that the Person's conduct was not opposed to the Company's best interest; and

(iii) In the case of a criminal Proceeding, had no reasonable cause to believe that the Person's conduct was unlawful.

(b) Procedure for Determining Eligibility. A determination that indemnity is permitted under Section 6.8(a) or the expenses may be paid or reimbursed under Section 6.8(c), must be made in any of the following manners, at the election of the Indemnified Party:

(i) By the majority vote of a quorum consisting of members of the Board of Managers who at the time of the vote are not named as defendants or respondents in the Proceeding;

(ii) By special legal counsel selected by the Board of Managers; or

(iii) By a majority vote of the Board of Managers, excluding the Percentage Interests held by the Member who appointed the affected Manager to the Board of Managers (or its Affiliates) who is named as a defendant or respondent in the Proceeding.

(c) Advance Payment of Expenses. The Company shall pay or reimburse, in advance of the final disposition of a Proceeding, reasonable expenses incurred by an Indemnified Party who is, was or is threatened to be a named defendant of respondent in a Proceeding, provided:

(i) the Company receives a written affirmation by the Indemnified Party setting forth such Indemnified Party's good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification under the Act, and a written undertaking constituting an unlimited general obligation of such Indemnified Party (without reference, however, to such Indemnified Party's ability to repay) by or on behalf of the Indemnified Party to repay the amount paid or reimbursed if it is ultimately determined that the Indemnified Party has not met the applicable requirements or it is ultimately determined that indemnification of a member of the Board of Managers is prohibited by the Act; and

(ii) a determination is made, in the manner provided in Section 6.8(b), that, based on the facts as then known, the Person making the determination would not preclude indemnification as herein provided.

Determinations and authorizations of payments under this Section 6.8(c) shall be made in the manner specified in Section 6.8(b).

(d) Report to Members. The Board of Managers shall promptly (but in any case within six months) notify the Members of any indemnity payments made hereunder.

Section 6.9. Tax Elections. The following elections may be made by the Board of Managers, in its sole and absolute discretion, on behalf of the Company in the manner required under the Code and the regulations promulgated thereunder:

(a) To elect December 31 as the end of the taxable year of the Company;

(b) To deduct expenses incurred in organizing the Company ratably over a 180-month period as provided in Section 709 of the Code;

(c) To make the election under Code Section 754 to cause the basis of Company Property to be adjusted as provided in Section 734 and Section 743 of the Code; and

(d) To make such other elections as it deems appropriate.

Section 6.10. Other Matters Concerning the Managers.

(a) Reliance on Documents. Each of the Managers may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document reasonably believed by him to be genuine and to have been signed or presented by the proper party or parties.

(b) Consultation with Experts. The Managers may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, any act taken or omitted to be taken in reliance upon the opinion (including an opinion of counsel) of such Persons as to matters which a member of the Board of Managers reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c) Action Through Agent. Each of the Managers shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized Officers and a duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by a Manager in the power of attorney, have full power and authority to do and perform each and every act and duty which is permitted or required to be done by such Manager hereunder.

(d) Monetary Damages. Notwithstanding anything set forth in this Agreement, no Indemnified Party shall be liable for monetary damages to the Company or any Member or to

any Person who acquires an interest in the Company for losses sustained or liabilities incurred as a result of any act or omission if such Indemnified Party acted in good faith and has been determined to be eligible for indemnity under Section 6.8(b).

(e) Payments to the Board of Managers. Except as specified in this Agreement, no Manager is entitled to remuneration for services rendered or goods provided to the Company in his or her capacity as a Manager.

Section 6.11. Default of a Manager.

(a) Removal by the Board of Managers. Subject to paragraph 6.11(b), a Manager becomes a "Defaulting Manager" when the Company reasonably determines in good faith, by unanimous vote of the Board of Managers (not including the Manager to be expelled), that the Manager has (1) willfully violated any material provision of this Agreement; (2) committed fraud, theft, or gross negligence against the Company, another Manager, or one or more Members, (3) engaged in wrongful conduct that adversely and materially affects the business or operation of the Company or (4) the Board of Managers determines that removal is necessary to comply with, or avoid or mitigate material adverse consequences from, any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any United States federal or state agency or judicial authority or contained in any United States federal or state statute or any agreement or contract involving the Company. The Company may offset any damages to the Company or its Members occasioned by the misconduct of the Defaulting Manager against any amounts distributable or otherwise payable by the Company to the Member which appointed the Defaulting Manager. Upon determination of a Defaulting Manager such Manager shall be removed from the Board of Managers and the Member which appointed the Defaulting Manager may reappoint a Manager other than the Defaulting Manager.

(b) If the Manager to be removed from the Company pursuant to paragraph 6.11(a) disagrees with the Company's determination that such Manager has committed any of the acts required in order to cause such removal, then, prior to such Manager being removed from the Board of Managers, and deemed a Defaulting Manager, pursuant to paragraph 6.11(a), such Manager may, within 30 days after receiving notice from the Board of Managers of such Manager's pending removal from the Board of Managers, notify the Board of Managers in writing that such Manager disputes the validity of such removal, specifying the nature of the dispute and the basis therefor. The Company and the Board of Managers shall in good faith attempt to resolve any dispute and, if the Manager and Board of Managers so resolve all disputes, then such Manager shall not be removed from the Company and not be deemed a Defaulting Manager. If the Defaulting Manager and the Board of Managers do not reach agreement in resolving the dispute within 20 days after notice is given by such Manager pursuant to the immediately preceding sentence, the Board of Managers and Defaulting Manager shall submit the dispute to binding arbitration under rules of the American Arbitration Association and pursuant to Texas law; provided, that, the foregoing shall not prevent the Company, the Board of Managers, or any Member from also petitioning any court of competent

jurisdiction for injunctive relief regarding any actions taken (or to be taken) by the Company, the Board of Managers, a Manager, or any Member related thereto.

ARTICLE VII

RIGHTS AND RESTRICTIONS ON MEMBERS

Section 7.1. Rights of and Restrictions on Members. No Member will be:

(a) Personally liable for any of the Debts or losses (including deficits in its Capital Account) of the Company or the Members, anything to the contrary herein notwithstanding.

(b) Assessed or required to make any Capital Contributions other than those expressly agreed to in writing by such Member;

(c) Except as may be permitted in a written agreement by and between a Member and the Company, allowed to take part in the management or control of the Company's Business, or to sign for or bind the Company, such power to vest solely and exclusively in the Board of Managers and its agents;

(d) Except as set forth in any agreement contemplated in Section 7.1(c), entitled to be paid any salary or to have a Company drawing account;

(e) Entitled to receive any interest on any Capital Contribution or Capital Account;

(f) Entitled to a partition, in kind, by sale or otherwise of any Property;

(g) Except as expressly provided to the contrary herein, entitled to priority over any Member, either as to a return of its Capital Contribution or as to allocations of revenues, gains, costs, expenses, losses or distributions; or

(h) Entitled to a return of, or to a withdrawal of, all or any part of its contributions to the Company, except to the extent that the Member may be entitled to distributions pursuant to the express provisions of this Agreement, and (unless otherwise provided) no Member shall have any right to demand or receive property other than cash in return for his, her or its contributions to the Company, and its right to receive cash shall be, and is hereby expressly limited and controlled by the terms of this Agreement.

Section 7.2. Voting Rights Generally. No Member has any voting right except with respect to those matters specifically reserved for a Member which are set forth in this Agreement or as required in the Act.

Section 7.3. Meetings of the Members.

(a) Meetings of the Members may be called upon the written request of one or more Members owning at least fifteen percent (15%) of the aggregate Percentage Interests then issued and outstanding or the Board of Managers. The call shall state the location of the meeting and the nature of the Business to be transacted. Notice of any such meeting shall be given to all

Members not less than seven (7) business days nor more than thirty (30) days prior to the date of such meeting. Members may vote in person, by proxy, by telephone at such meeting or in a net-based meeting and may waive advance notice of such meeting. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of the Members or may be given in accordance with the procedure prescribed in this Section 7.3.

(b) For the purpose of determining the Members entitled to vote on, or to vote at, any meeting of the Members or any adjournment thereof, the Board of Managers or the Member requesting such meeting may fix, in advance, a date as the record date for any such determination. Such date shall not be more than thirty (30) days nor less than ten (10) Business Days before any such meeting.

(c) Each Member may authorize any Person or Persons to act for it by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Member or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it.

(d) Notwithstanding this Section 7.3, the Company may take any action contemplated under this Agreement as approved by the consent of the Members, such consent to be provided in writing, or by telephone or facsimile, if such telephone conversation or facsimile is followed by a written summary of the telephone conversation or facsimile communication sent by registered or certified mail, postage and charges prepaid, addressed as described in Exhibit A hereof, or to such other address as such Person may from time to time specify by notice to the Company and the Members.

Section 7.4. Member Liability. No Member shall be liable under a judgment, decree or order of a court, or in any other manner for the Debts or any other obligations or liabilities of the Company. A Member shall be liable only to make its Capital Contributions and shall not be required to restore a deficit balance in his, her or its Capital Account or to lend any funds to the Company or, after his, her or its Capital Contributions have been made, to make any additional Capital Contributions, assessments or payments to the Member. The Company shall not have any personal liability for the repayment of any Capital Contributions of any Member.

Section 7.5. Partition. While the Company remains in effect or is continued, each Member agrees and waives his, her or its rights to have any Property partitioned, either by sale, in kind or otherwise, or to file a complaint or to institute any suit, action or Proceeding at law or in equity to have any Property partitioned, and each Member, on behalf of itself, its successors and its assigns hereby waives any such right.

Section 7.6. Confidentiality. Except as contemplated hereby, tax advisors, attorneys, lending institutions or as required by a court of competent authority, each Member shall keep confidential and shall not disclose to others, and shall use his, her or its reasonable efforts to prevent such Member's Affiliates and any of such Members or such Member's Affiliates' present or former employees, agents, and representatives from disclosing to others without the

prior written consent of all Members, any information which (i) pertains to this Agreement, including, without limiting the generality of the foregoing, any negotiations pertaining hereto, the structure of the Company, the allocation of Percentage Interests hereunder, the existence of unequal Capital Contributions by the Members with respect to the Percentage Interests obtained by the Members, any of the transactions contemplated hereby, or the Business of the Company, or (ii) pertains to confidential or proprietary information of any Member or the Company or which any Member has labeled in writing as confidential or proprietary; provided, however, that any Member (i) may disclose to its ultimate parent entity and its ultimate parent entity's employees, agents, and representatives any information made available to such Member, and (ii) may disclose such information as may be reasonably necessary to enforce such Member's rights hereunder or as may be required to comply with any applicable orders or regulations of a governmental entity or court of competent jurisdiction. No Member shall use, and each Member shall use its best efforts to prevent any Affiliate of such Member from using, any information which (a) pertains to this Agreement, any negotiations pertaining hereto, any of the transactions contemplated hereby, or the Business of the Company, or (b) pertains to the confidential or proprietary information of any Member or the Company or which any Member has labeled in writing as confidential or proprietary, except in connection with the transactions contemplated hereby. The term "confidential information" is used in this Section 7.6 to describe information which is confidential, non-public or proprietary in nature, was provided to such Member or its representatives by the Company, the Board of Managers, any other Member, or such Persons' agents, representatives and employees, and relates either directly or indirectly to the Company or the Business. Information which (i) is available, or becomes available, to the public through no fault or action by such Member, its agents, representatives, employees or Affiliates or (ii) becomes available on non-confidential basis from any source other than the Company, the Board of Managers, any other Member, or any such Person's agents, representatives, employees or Affiliates and such source is not prohibited from disclosing such information, shall not be deemed to be confidential information.

Section 7.7. Independent Activities; Transactions with Affiliates.

(a) No Member other than those Members Affiliates that serve on the Board of Managers or as Officers of the Company shall be required to manage the Company.

(b) Except as otherwise specifically provided herein insofar as permitted by applicable law, neither this Agreement nor any activity undertaken pursuant hereto shall prevent any Member or his, her or its Affiliates from engaging in whatever activities they choose outside of the Business of the Company in the United States, and any such activities may be undertaken without having or incurring any obligation to offer any interest in such activities to the Company or any Member, or require any Member to permit the Company or any other Member or his, her or its Affiliates to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation. The provisions of this Section 7.7 shall not impair, affect or diminish the restrictions or obligations of any person under any other agreement or instrument. In the event of any conflict between this Section 7.7 and the terms of any other agreement or instrument between or among the Company and its Members or any Member, such other agreement or instrument shall govern and control.

Section 7.8. Transactions Between the Company and the Members. Notwithstanding that it may constitute a conflict of interest, the Members and their respective Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement, is conducted in accordance with this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from Persons capable of similarly performing them in an arm's length transaction, or if a Majority In Interest of the non-contributing Member(s)having no interest in such transaction (other than their interests as Members) approve of the transaction in writing; provided, however, that no Member may receive salary or compensation from the Company, either directly or indirectly, except as permitted by a written agreement by and between such Member and the Company. Except as otherwise provided by applicable law or by this Agreement, any Member may, but shall not be obligated to, lend money to the Company, act as surety for the Company and transact other business with the Company and have the same rights and obligations when transacting business with the Company as a Person who is not a Member subject to this Section 7.8, except to the extent such transaction is specifically addressed in this Agreement. The existence of these relationships and acting in such capacities will not result in the Member being deemed to be participating in the control of the business of the Company or otherwise affect the limited liability of the Member. The provisions of this Section 7.8 shall not impair, affect or diminish the restrictions or obligations of any person under any other agreement or instrument. In the event of any conflict between this Section 7.8 and the terms of any other agreement or instrument between or among the Company and its Members or any Member, such other agreement or instrument shall govern and control.

Section 7.9. Other Instruments. Each Member hereby agrees to execute and deliver to the Company, within five days after receipt of a written request therefor, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney and other instruments and to take such other action as the Board of Managers upon a vote of the Majority In Interest, deems reasonably necessary, useful or appropriate to comply with any laws, rules or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Agreement.

ARTICLE VIII

ACCOUNTING, BOOKS AND RECORDS

Section 8.1. Accounting, Books and Records.

(a) The Company shall keep on site at its principal place of Business each of the following:

(i) Separate books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the conduct of the Company and the operation of the Business in accordance with this Agreement.

(ii) A current list of the full name and last known business, residence, or mailing address of the Board of Managers and each Member, together with each Member's Percentage Interest, both past and present;

(iii) A copy of the Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(iv) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(v) Copies of this Agreement;

(vi) Unless contained in this Agreement, a statement prepared and certified as accurate by an Officer of the Company which describes:

(A) The amount of cash and a description and statement of the agreed value of the other property or services contributed by each Member and which each Member has agreed to contribute in the future;

(B) The times at which or events on the happening of which any additional Capital Contributions agreed to be made by each Member, if any, are to be made;

(C) If agreed upon, the time at which or the events on the happening of which a Member may terminate his, her or its Percentage Interests in the Company and the amount of, or the method of determining, the distribution to which such Member may be entitled respecting his, her or its Percentage Interests and the terms and conditions of the termination and distribution;

(D) Any right of a Member to receive distributions, which include a return of all or any part of a Member's Capital Contribution;

(vii) Any written consents obtained from Members regarding action taken by Members without a meeting.

(b) The Company shall use the accrual method of accounting in preparation of its financial reports and for tax purposes and shall keep its books and records accordingly. Any Member or his designated representative has the right to have reasonable access to and inspect and copy the contents of such books or records and shall also have reasonable access during normal business hours to such additional financial information, documents, books and records. The rights granted to a Member pursuant to this Section 8.1 are expressly subject to compliance by such Member with the safety, security and confidentiality procedures and guidelines of the Company, as such procedures and guidelines may be established from time to time.

Section 8.2. Reports.

(a) In General. The Board of Managers of the Company shall be responsible for causing the preparation of financial reports of the Company and the coordination of financial matters of the Company with the Company's accountants.

(b) Periodic and Other Reports. The Board of Managers shall cause to be delivered to each Member the financial statements described below, prepared, in each case (other than with respect to the Member's Capital Accounts, which shall be prepared in accordance with this Agreement) in accordance with GAAP consistently applied, and such other reports as any Member may reasonably request from time to time; provided, however, that if the Company so determines within thirty (30) days thereof, such other reports shall be provided at such requesting Member's sole cost and expense. As soon as practicable following the end of each Fiscal Year the Board of Managers shall deliver to all Members financial reports consistent with those being sent to Members under Section 8.2(e) below.

(c) Tax Information. Necessary tax information shall be delivered to each Member as soon as practicable after the end of each Fiscal Year of the Company but not later than three (3) months after the end of each Fiscal Year.

(d) Annual Tax Returns. Upon completion and filing of each annual tax return, such tax return shall be kept at the principal office of the Company. The Members, at their own expense, shall at reasonable time during regular business hours have access to the tax returns of the Company for the purposes of inspecting and copying same.

(e) Additional Member Audit and Information Rights. In addition to the other periodic reports to be provided by the Board of Managers to the Members under this Agreement, with sixty (60) days after the end of each fiscal quarter, the Board of Managers shall cause to be delivered to each Member quarterly operation and financial reports prepared in accordance with GAAP, and within one hundred twenty (120) days after each Fiscal Year, the Board of Managers shall cause to be delivered to each Member a financial statement review of the Company prepared by a Certified Public Accountant.

Section 8.3. Tax Controversies. The Members designate Matt Griswold as the Company representative pursuant to Section 6223 of the Code ("Company Representative"). The Company Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Company Representative shall promptly notify the Members after it becomes aware of the existence of any substantial tax controversy asserted with respect to the Company and, in particular, shall notify the Members of any proposed adjustment reflected in an IRS revenue agent's report within ten (10) days after the Company Representative's receipt thereof. Each Member agrees to cooperate with the Company Representative to do or refrain from doing any or all things reasonably required by the Company Representative to conduct such proceedings. The Company Representative shall notify the Members of the time and location of any administrative or judicial hearings on such matters and will not object to any Member's attendance at such Proceeding. The Company Representative

shall neither consent to any tax adjustment proposed by the IRS nor enter into any settlement of a tax controversy with the IRS concerning the Company unless approved by the holders of a Majority In Interest of the Board of Managers.

ARTICLE IX

AMENDMENTS

Section 9.1. Amendments.

(a) Amendment by Company. Subject to the provisions of Section 3.2(d), the Company may only amend any provision of this Agreement upon an affirmative and unanimous vote of all of the Members, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith. The Board of Managers, without the consent of any Member, may amend any provision of this Agreement, and may execute, acknowledge, deliver, file and record such document(s) as may be required to reflect:

(i) A change in the name of the Company or the location of the principal place of business or registered office or agent of the Company;

(ii) A change that the Board determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company or company in which the Members have limited liability under the laws of any state, or to ensure that the Company will not be treated as an association taxable as a corporation for federal income tax purposes;

(iii) A change that is required or contemplated by this Agreement; or

(iv) A non-substantive change to correct a scrivener's error.

ARTICLE X

TRANSFERS

Section 10.1. Restrictions on Transfers. Except as otherwise permitted by this Agreement or as required in any loan documents signed by an Officer on behalf of the Company which execution authority has been approved by a vote of the Majority In Interest of the Board of Managers, no Member shall Transfer all or any portion of his, her or its Percentage Interests.

Section 10.2. Permitted Transfers. Subject to the conditions and restrictions set forth in Section 10.3 hereof, a Member may at any time Transfer all or any portion of its Percentage Interests to (i) any other Member, (ii) any Wholly Owned Affiliate of the Member, or (iii) any Purchaser in accordance with Sections 10.3 hereof (any such Transfer being referred to in this Agreement as a "Permitted Transfer").

Section 10.3. Conditions to Permitted Transfers. A Transfer by a Member shall not be treated as a Permitted Transfer unless and until the following conditions are satisfied:

(a) Except in the case of a Transfer involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer. In the case of a Transfer of Percentage Interests involuntarily by operation of law, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. In all cases, the Company shall be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(b) The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Percentage Interests transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Percentage Interests until it has received such information.

(c) Except in the case of a Transfer of Percentage Interests involuntarily by operation of law, if required by the Company either (a) such Percentage Interests shall be registered under the Securities Act, and any applicable state securities laws, or (b) the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Company, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

(d) Except in the case of a Transfer of Percentage Interests involuntarily by operation of law, if required by the Company the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Company, to the effect that such Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940.

(e) No notice or request initiating the procedures contemplated by Section 10.4 may be given by any Member, while any notice, purchase or Transfer is pending under Section 10.3 or Articles XI or XII hereof, as the case may be with respect to the pending Transfer, or after a Dissolution Event has occurred. No Member may sell any portion of its Percentage Interests pursuant to Section 10.4 during any period that, as provided above, it may not give the notice initiating the procedures contemplated by such Section or thereafter until it has given such notice and otherwise complied with the provisions of such Section.

Section 10.4. Right of First Refusal. In addition to the other limitations and restrictions set forth in this Article X, except as permitted by Section 10.2 hereof, no Member shall Transfer all or any portion of its Percentage Interests (the "Offered Percentage Interests") unless such Member (the "Seller") first offers to sell the Offered Percentage Interests pursuant to the terms of this Section 10.4.

(a) Limitation on Transfers. No Transfer may be made under this Section 10.4 unless the Seller has received a bona fide written offer (the "Purchase Offer") from a Person (the

"Purchaser") to purchase the Offered Percentage Interests for a purchase price (the "Offer Price") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which offer shall be in writing signed by the Purchaser and shall be irrevocable for a period ending no sooner than the Business Day following the end of the applicable Offer Period, as hereinafter defined.

(b) Offer to the Company

(i) Initial Offer Notice. Prior to making any Transfer that is subject to the terms of this Section 10.4, the Seller shall give to the Company and each Member written notice (the "Initial Offer Notice") which shall include a copy of the Purchase Offer and an offer (the "Initial Firm Offer") to sell the Offered Percentage Interests to the Company for the Offer Price, payable according to the same terms as those contained in the Purchase Offer; provided, that the Initial Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Percentage Interests) to be provided by the Purchaser for any deferred portion of the Offer Price.

(ii) Initial Offer Period. The Initial Firm Offer shall be irrevocable for a period (the "Initial Offer Period") ending at 11:59 P.M., local time at the Company's principal place of Business, on the thirtieth (30th) day following the date of delivery of the Initial Offer Notice to the Company.

(iii) Acceptance of Initial Firm Offer. At any time during the Initial Offer Period, the Company may accept the Initial Firm Offer as to all of the Offered Percentage Interests, by giving written notice of such acceptance to the Seller. In the event that Company accepts the Initial Firm Offer with respect to all of the Offered Percentage Interests, the Initial Firm Offer shall be deemed to be accepted.

(c) Offer to the other Members.

(i) Subsequent Offer Notice. If the Company does not accept the Initial Firm Offer as to all of the Offered Percentage Interests during the Initial Offer Period, prior to making any Transfer that is subject to the terms of this Section 10.4, the Seller shall give to the Company and each Member written notice (the "Subsequent Offer Notice") which shall include a copy of the Purchase Offer and an offer (the "Subsequent Firm Offer") to sell the Offered Percentage Interests to the other Members (the "Offerees") for the Offer Price, payable according to the same terms as those contained in the Purchase Offer; provided, that the Subsequent Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Percentage Interests) to be provided by the Purchaser for any deferred portion of the Offer Price.

(ii) Subsequent Offer Period. The Subsequent Firm Offer shall be irrevocable for a period (the "Subsequent Offer Period") ending at 11:59 P.M., local time at the Company's principal place of Business, on the thirtieth (30th) day following the date of delivery of the Subsequent Offer Notice to each Member.

(iii) Acceptance of Subsequent Firm Offer. At any time during the Subsequent Offer Period, any Offeree may accept the Subsequent Firm Offer as to all of the Offered Percentage Interests ("Accepting Offerees"), by giving written notice of such acceptance to the Seller and each other Offeree. In the event that Offerees, in the aggregate, accept the Subsequent Firm Offer with respect to all of the Offered Percentage Interests, the Subsequent Firm Offer shall be deemed to be accepted and each Accepting Offeree shall be deemed to have accepted the Subsequent Firm Offer as to that portion of the Offered Percentage Interests that corresponds to the ratio of the number of Percentage Interests held by such Accepting Offeree and the aggregate number of Percentage Interests held by all Accepting Offerees, or in such other proportions as agreed to among such Accepting Offerees. If the Company does not accept the Initial Firm Offer as to all of the Offered Percentage Interests during the Initial Offer Period and the Offerees do not accept the Subsequent Firm Offer as to all of the Offered Percentage Interests during the Subsequent Offer Period, the Initial Firm Offer and the Subsequent Firm Offer shall each be deemed to be rejected in its entirety.

(d) Closing of Purchase Pursuant to Firm Offer. In the event that a Firm Offer (as hereinafter defined) is accepted, the closing of the sale of the Offered Percentage Interests shall take place within thirty (30) days after the applicable Firm Offer is accepted. The Seller and the Company or the Seller and all Accepting Offerees, as applicable, shall execute such documents and instruments as may be necessary or appropriate to effect the Transfer of the Offered Percentage Interests pursuant to the terms of the applicable Firm Offer and this Article X. For purposes of this Section 10.4, the term "Firm Offer" shall mean the Initial Firm Offer or the Subsequent Firm Offer, as the context requires.

(e) Sale Pursuant to Purchase Offer If Firm Offer Rejected. If neither the Initial Firm Offer nor the Subsequent Firm Offer is accepted in the manner hereinabove provided, the Seller may sell the Offered Percentage Interests to the Purchaser at any time within thirty (30) days after the last day of the Subsequent Offer Period; provided, that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and; provided further, that such sale complies with other terms, conditions, and restrictions of this Agreement that are not expressly made inapplicable to Transfers occurring under this Section 10.4. In the event that the Offered Percentage Interests are not sold in accordance with the terms of the preceding sentence, the Offered Percentage Interests shall again become subject to all of the conditions and restrictions of this Section 10.4.

Section 10.5. Prohibited Transfers. Any purported Transfer of Percentage Interests that is not a Permitted Transfer shall be null and void and of no force or effect whatsoever; provided, however, that if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Company, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer), the Percentage Interests Transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the Transferred Percentage Interests, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Percentage Interests may have to the Company.

In the case of a Transfer or attempted Transfer of Percentage Interests that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable

to indemnify and hold harmless the Company, the Board of Managers and the other Members from all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liabilities, attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

Section 10.6. Rights of Unadmitted Assignees. A Person who acquires Percentage Interests but who is not admitted as a Substitute Member pursuant to Section 10.7 hereof shall be entitled only to allocations and distributions with respect to such Percentage Interests in accordance with this Agreement, and shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement.

Section 10.7. Admission of Substitute Members. Subject to the other provisions of this Article X, a transferee of Percentage Interests may be admitted to the Company as a Substitute Member (a "Substitute Member") only upon satisfaction of the conditions set forth in this Section 10.7:

(a) The Board of Managers consents to such admission, which consent may be given or withheld in the sole and absolute discretion of the Board of Managers;

(b) The Percentage Interests with respect to which the transferee is being admitted were acquired by means of a Permitted Transfer;

(c) The transferee of Percentage Interests (other than, with respect to clauses (i) and (ii) below, a transferee that was a Member prior to the Transfer) shall, by written instrument in form and substance reasonably satisfactory to the Board of Managers (and, in the case of clause (ii) below, the transferor Member), (i) accept and adopt the terms and provisions of this Agreement, including this Article X, and (ii) assume the obligations of the transferor Member under this Agreement with respect to the transferred Percentage Interests. The transferor Member shall be released from all such assumed obligations except (x) those obligations or liabilities of the transferor Member arising out of a breach of this Agreement, (y) in the case of a Transfer to any Person other than a Member or any of its controlled Affiliates, those obligations or liabilities of the transferor Member based on events occurring, arising or maturing prior to the date of Transfer, and (z) in the case of a Transfer to any of its controlled Affiliates, any Capital Contribution or other financing obligation of the transferor Member under this Agreement;

(d) The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member with respect to the transferred Percentage Interests; and

(e) Except in the case of a Transfer involuntarily by operation of law, if required by the Company, the transferee (other than a transferee that was a Member prior to the Transfer) shall deliver to the Company evidence of the authority of such Person to become a Member and to be bound by all of the terms and conditions of this Agreement, and the transferee and transferor shall each execute and deliver such other instruments as the Board of Managers reasonably deems necessary or appropriate to effect, and as a condition to, such Transfer,

including amendments to the Certificate or any other instrument filed with the State of Delaware or any other state or governmental authority.

Section 10.8. Legend. Each Member hereby agrees that the following legends shall be placed upon any counterpart of this Agreement, the Certificate, or any other document or instrument evidencing ownership of Percentage Interests:

THE MEMBERSHIP INTERESTS REFERENCED HEREIN HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THESE MEMBERSHIP INTERESTS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGERS OF THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE MANAGERS OF THE COMPANY OF OTHER EVIDENCE SATISFACTORY TO THE MANAGERS TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER. ADDITIONALLY, ANY SALE OR OTHER TRANSFER OF MEMBERSHIP INTERESTS IS SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THIS COMPANY AGREEMENT.

> The Percentage Interests represented by this document are subject to further restriction as to their sale, transfer, hypothecation, or assignment as set forth in the Regulations of the Company, as amended from time to time. Said restriction provides, among other things, that no Percentage Interests may be transferred without first offering such Percentage Interests to the Company and the other Members, and that no vendee, transferee, assignee, or endorsee of a Member shall have the right to become a Substitute Member without the consent of the Board of Managers of the Company, which consent may be given or withheld in the sole and absolute discretion of the Board of Managers of the Company.

Section 10.9. Distributions and Allocations in Respect of Transferred Percentage Interests. If any Percentage Interests are Transferred during any Fiscal Year in compliance with the provisions of this Article X, Profits, Losses, each item thereof, and all other items attributable to the transferred Percentage Interests for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying Percentage Interests during the Fiscal Year in accordance with Code Section 706(d), based upon an interim closing of the books or any other convention permitted by law and approved by the Company and the transferor Member. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided, however, that if the Company is given notice of a Transfer at least ten (10) Business Days prior to the Transfer, the Company shall recognize such Transfer as of the date of such Transfer and; provided, further, that if the Company does not receive a notice stating the date such Percentage Interests were transferred and such other information as the Company may

reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Company, was the owner of the Percentage Interests on the last day of such Fiscal Year. Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 10.9, whether or not any Member or the Company has knowledge of any Transfer of ownership of any Percentage Interests.

Section 10.10. Interests in a Member. Where a Member that is not a natural person causes or permits an interest, direct or indirect, in itself to be Transferred such that, after giving effect to such Transfer, that Member will cease to be controlled by substantially the same Persons who control it as of the date of its admission to the Company, such Transfer shall constitute a Transfer of such Member's Membership Interest subject to the Transfer provisions of Article X.

ARTICLE XI

BUY/SELL PROVISIONS

Section 11.1. Intentionally left blank.

Section 11.2. Option on Bankruptcy. If a Member shall liquidate, dissolve, enter into an assignment for the benefit of creditors, have a receiver appointed to administer its interest in the Company, be the subject of a Bankruptcy, or have its interest in the Company seized or foreclosed on by a judgment creditor (a "Qualifying Bankruptcy"), the Company shall have the right to elect to purchase all of the Percentage Interests then or theretofore held by such Member (for purposes of this Section 11.2, the "Option Interests") upon the terms set forth in this Section 11.2, but the Bankrupt Member shall not have any right to cause the Company to purchase his Option Interests.

(a) Offer Notice. Upon a Qualifying Bankruptcy, the bankrupt Member (the "Bankrupt Member") and/or the trustee in bankruptcy, as the case may be, shall submit a written offer to sell such Option Interests to the Company (the "Offer Notice"), which Offer Notice shall refer to the provisions of this Section 11.2.

(b) Exercise of Option. The Company may elect to purchase the Option Interests by giving written notice to the Bankrupt Member and/or the trustee in bankruptcy within ninety (90) days of its receipt of the Offer Notice (the "Exercise Notice").

(c) Purchase Price. The price at which such Option Interests at the Determination Date shall be sold shall be determined in accordance with Section 11.3.

(d) Terms of Purchase; Closing. The closing of the purchase and sale of the Option Interests shall occur at the principal office of the Company at 10:00 a.m. (local time at the place of the closing) on the first Business Day occurring on or after the sixtieth (60th) day following the date of the Offer Notice. At the closing, the Company shall pay the Bankrupt Member and/or the bankruptcy estate, in cash or other immediately available funds, the purchase price for the Option Interests and the Bankrupt Member and/or the trustee in bankruptcy shall deliver to the Company

good title, free and clear of any liens or encumbrances (other than those created by this Agreement) to the Option Interests. In the event that the Company does not have sufficient funds legally available to purchase the Option Interests at the closing for cash, the Company shall pay not less than twenty-five percent (25%) of the purchase price in cash and the remainder by delivery of a promissory note for the remainder of the purchase price, such promissory note to (i) be payable in three (3) equal annual installments, the first of which shall be due on the anniversary of the closing and subsequent payments shall be due on each anniversary thereafter, (ii) bear interest at the Prime Rate (fixed at the date of the closing), (iii) have such other terms and conditions as are commercially typical of similar transactions. At the closing, the Bankrupt Member and/or the trustee in bankruptcy shall execute such documents and instruments of conveyance as may be necessary or appropriate to effectuate the transactions contemplated hereby. The Company and the Bankrupt Member shall each bear its own cost of such Transfer, including attorneys' fees and filing fees; provided that any costs and expenses associated with the preparation of any promissory notes and security agreements (including any filing fees related thereto) shall be paid by the Company.

Section 11.3 Purchase Price. The price at which such Option Interests shall be sold shall be the fair market value as determined by an appraiser selected by the Company in its reasonable discretion, measured as of the last day of the Fiscal Quarter immediately preceding the Fiscal Quarter in which the Offer Notice was given (the "Determination Date").

Section 11.4. Extension of Time. If any Transfer of a Member's Percentage Interests in accordance with this Article XI or Article X requires the consent, approval, waiver, or authorization of any governmental authority or of the stockholders of a Member or any of its Affiliates as a condition to the lawful and valid Transfer of such Member's Percentage Interests to the proposed transferee thereof, then each of the time periods provided in this Article XI or Article X for the closing of such Transfer shall be suspended for the period of time during which any such consent, approval, waiver, or authorization is being diligently pursued; provided, however, that in no event shall the suspension of any time period pursuant to this Section 11.4 extend for more than three hundred sixty-five (365) days. Each Member agrees to use its diligent efforts to obtain, or to assist the affected Member in obtaining, any such consent, approval, waiver, or authorization and shall cooperate and use its diligent efforts to respond as promptly as practicable to all inquiries received by it, by the affected Member from any governmental authority for initial or additional information or documentation in connection therewith.

Section 11.5. Indirect Ownership of Percentage Interests. For purposes of this Article XI, the term "Member" shall be deemed to include any individual that indirectly owns any Percentage Interests, such as an individual that indirectly owns Percentage Interests through a corporation, partnership, limited liability company, trust or other legal entity (an "Entity"), and, to the extent such individual, as a Member, is subject to the provisions of this Article XI, the term "Percentage Interests," as used in relation to such Member, shall be deemed to mean the product of the Percentage Interests owned by such Entity, multiplied by such individual's percentage ownership interest in such Entity.

Section 11.6. Tag-Along. Notwithstanding anything to the contrary contained in Articles X and XI herein, if the holders of a majority of the then issued and outstanding

Percentage Interests (the "Selling Members") shall determine to sell or exchange (in a business combination, merger or other similar transaction with respect to the Company, but excluding any such transaction with respect to the Selling Members or any of their Affiliates) all or any portion of their Percentage Interests (the "Offered Percentage Interests") in a bona fide arms-length transaction (a "Sale") to a third party who is not an Affiliate of the Selling Members (a "Buyer"), the Selling Members shall promptly deliver to each other Member (the "Remaining Members") written notice (the "Option Notice") setting forth in detail the circumstances of such Sale including, without limitation, the name and address of the proposed transferee and the proposed consideration to be paid to the Selling Members. Each Remaining Member shall have the right and option to participate with the Selling Members in such Sale upon the terms described in the Option Notice by delivering written notice of its desire to so participate to the Selling Members within ten (10) days after the date of the Option Notice (the "Reply Period"). Each Remaining Member shall be entitled to include all, but not less than all, of its proportionate share of the Offered Percentage Interests to be sold in the proposed transaction, subject to the terms and conditions thereof.

Section 11.7 Sale Pursuant to Offer If Option Rejected. If none of the Remaining Members elect to participate in a Sale, the Selling Members may sell the Offered Percentage Interests to the Buyer at any time within thirty (30) days after the last day of the Reply Period; provided, that such Sale shall be made on terms no more favorable to the Buyer than the terms contained in the Option Notice and; provided, further, that such Sale complies with other terms, conditions, and restrictions of this Agreement that are not expressly made inapplicable to Transfers occurring under this Article XI. In the event that the Offered Percentage Interests are not sold to such Buyer in accordance with the terms of the preceding sentence, the Percentage Interests shall again become subject to all of the conditions and restrictions of this Article XI.

Section 11.8. Drag-Along. Notwithstanding anything to the contrary contained in Articles X and XI hereof, if (a) the Selling Members and (b) a Majority Interest of the Board of Managers determine to sell or exchange (in a business combination, merger or other similar transaction with respect to the Company, but excluding any such transaction with respect to the Selling Members or any of their Affiliates) all, but not less than all, of the Percentage Interests of the Company in a bona fide arms-length transaction to a third party (a "Purchaser") who is not an Affiliate of the Selling Members, then, upon ten (10) days written notice from the Selling Members, which notice shall include reasonable details of the proposed sale or exchange including the proposed time and place of closing and the consideration to be received by the Selling Members (such notice being referred to as the "Sale Request"), each other Member (for purposes of this Section 11.8, the "Remaining Members") shall be obligated to, and shall (i) sell, transfer and deliver, or cause to be sold, transferred and delivered, to such Purchaser all of such Remaining Member's Percentage Interests upon the terms set forth in the Sale Request, (ii) at the closing, deliver appropriate assignment documents conveying to the Purchaser such Percentage Interests, free and clear of all claims, liens and encumbrances, (iii) if Member approval of the transaction is required, vote in favor thereof, and (iv) approve, execute and deliver any and all documents, certificates and instruments, related to the consummation of the contemplated transaction, which documents, certificates and instruments are on terms and conditions substantially the same as those being executed and delivered by the Selling Members.

Section 11.9. Distribution of Sale Proceeds. The Members (including the Selling Members) agree that notwithstanding anything contained to the contrary in an agreement governing the purchase and sale of Percentage Interests, upon the consummation of any sale described in Sections 11.6 and 11.8 hereof, the aggregate purchase price paid for such Percentage Interests shall be distributed among the Members as follows:

(a) First, to the Members in accordance with the positive balance in their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods; and

(b) Then, the balance, if any, to the Members in accordance with their Percentage Interests.

For purposes of this Section 11.9, (i) the term "Member" shall mean those Members that have participated in a sale under Sections 11.6 and 11.8 hereof.

ARTICLE XII

DISSOLUTION AND WINDING UP

Section 12.1. Dissolution Events.

(a) Dissolution. The Company shall dissolve and shall commence winding up and liquidating upon the first to occur of any of the following (each a "Dissolution Event"):

(i) The vote of the Members holding a majority of the Percentage Interests to dissolve, wind up, and liquidate the Company; or

(ii) A judicial determination that an event has occurred that makes it unlawful, impossible or impractical to carry on the Business.

The Members hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event.

(b) Reconstitution. If it is determined, by a court of competent jurisdiction, that the Company has dissolved prior to the occurrence of a Dissolution Event, then within an additional ninety (90) days after such determination (the "Reconstitution Period"), all of the Members may elect to reconstitute the Company and continue its Business on the same terms and conditions set forth in this Agreement by forming a new limited liability company on terms identical to those set forth in this Agreement. Unless such an election is made within the Reconstitution Period, the Company shall liquidate and wind up its affairs in accordance with Section 12.2 hereof. If such an election is made within the Reconstitution Period, then:

(i) The reconstituted limited liability company shall continue until the occurrence of a Dissolution Event as provided in this Section 12.1(a);

(ii) Unless otherwise agreed to by a Majority In Interest of the Board of Managers, the Certificate and this Agreement shall automatically constitute the Certificate and the Regulations of such new limited liability company. All of the assets and liabilities of the

dissolved Company shall be deemed to have been automatically assigned, assumed, conveyed and transferred to the new limited liability company. No bond, collateral, assumption or release of any Member's or the Company's liabilities shall be required; provided, however, that the right of the Members to select successor Members and to reconstitute and continue the Business shall not exist and may not be exercised unless the Company has received an opinion of counsel that the exercise of the right would not result in the loss of limited liability of any Member and neither the Company nor the reconstituted limited liability company would cease to be treated as a partnership for federal income tax purposes upon the exercise of such right to continue.

Section 12.2. Winding Up. Upon the occurrence of (i) a Dissolution Event, or (ii) the determination by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of a Dissolution Event (unless the Company is reconstituted pursuant to Section 12.1(b) hereof), the Liquidator shall attempt to sell the Company as a going concern for the period of one hundred eighty (180) days and if the Liquidator determines that it is unable to sell the Company as a going concern within such one hundred eighty (180) day period, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's Business and affairs, provided, however, that all covenants contained in this Agreement and obligations provided for in this Agreement shall continue to be fully binding upon the Members until such time as the Property has been distributed pursuant to this Section 12.2 and the Certificate has been canceled pursuant to the Act. The Liquidator shall be responsible for overseeing the winding up and dissolution of the Company, which winding up and dissolution shall be completed within ninety (90) days of the occurrence of the Dissolution Event and within ninety (90) days after the last day on which the Company may be reconstituted pursuant to Section 12.1(b) hereof. The Liquidator shall take full account of the Company's liabilities and Property and shall cause the Property or the proceeds from the sale thereof (as determined pursuant to Section 12.8 hereof), to the extent sufficient therefor, to be applied and distributed, to the maximum extent permitted by law, in the following order:

(a) First, to creditors (including Members who are creditors under Member Loans, to the extent otherwise permitted by law) in satisfaction of all of the Company's Debts and other liabilities (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for which reasonable provision for payment has been made and liabilities for distribution to members under the Act;

(b) The balance, if any, to the Members in accordance with the positive balance in their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods; and

(c) The balance, if any, to the Members in accordance with their Percentage Interests.

Except with respect to services performed by a Member as the Liquidator, if any, no Member shall receive additional compensation for any services performed pursuant to this Article XII.

Section 12.3. Compliance With Certain Requirements of Tax Regulations; Deficit Capital Accounts. In the event the Company is "liquidated" within the meaning of Tax Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article XII to the Members who have positive Capital Accounts in compliance with Tax Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Member has a deficit balance in his, her or its Capital Account (after giving effect to all contributions, distributions and allocations for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever. In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Article XII may be:

(a) Distributed to a trust established for the benefit of the Members for the purposes of liquidating the Company's Property, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to Section 12.2 hereof; or

(b) Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided, however, that such withheld amounts shall be distributed to the Members as soon as practicable.

Section 12.4. Rights of Members. Except as otherwise provided in this Agreement, each Member shall look solely to the Property of the Company for the return of its Capital Contribution and has no right or power to demand or receive Property other than cash from the Company. If the assets of the Company remaining after payment or discharge of the debts or liabilities of the Company are insufficient to return such Capital Contribution, the Members shall have no recourse against the Company, the Board of Managers or any Member.

Section 12.5. Notice of Dissolution/Termination.

(a) In the event a Dissolution Event occurs or an event occurs that would, but for provisions of Section 12.1, result in a dissolution of the Company, the Company shall, within thirty (30) days thereafter, provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as determined in the discretion of the Company) and shall publish notice thereof in a newspaper of general circulation in each place in which the Company regularly conducts business (as determined in the discretion of the Company).

(b) Upon completion of the distribution of the Company's Property as provided in this Article XII, the Company shall be terminated, and the Liquidator shall cause the filing of a Certificate of Termination pursuant to the Act and shall take all such other actions as may be necessary to terminate the Company.

Section 12.6. Allocations During Period of Liquidation. During the period commencing on the first day of the Fiscal Year during which a Dissolution Event occurs and ending on the date on which all of the assets of the Company have been distributed to the Members pursuant to Section 12.2 hereof (the "Liquidation Period"), the Members shall continue to share Profits, Losses, gain, loss and other items of Company income, gain, loss or deduction in the manner provided in Section 4 hereof.

Section 12.7. The Liquidator.

(a) Definition. The term "Liquidator" shall mean a Person appointed by the Board of Managers.

(b) Fees. The Company is authorized to pay a reasonable fee to the Liquidator for its services performed pursuant to this Article XII and to reimburse the Liquidator for its reasonable costs and expenses incurred in performing those services.

(c) Indemnification. The Company shall indemnify, save harmless, and pay all judgments and claims against such Liquidator or any officers, directors, agents or employees of the Liquidator relating to any liability or damage incurred by reason of any act performed or omitted to be performed by the Liquidator, or any officers, directors, agents or employees of the Liquidator in connection with the liquidation of the Company, including reasonable attorneys' fees incurred by the Liquidator, officer, director, agent or employee in connection with the defense of any action based on any such act or omission, which attorneys' fees may be paid as incurred, except to the extent such liability or damage is caused by the fraud, intentional misconduct of, or a knowing violation of the laws by the Liquidator which was material to the cause of action.

Section 12.8. Form of Liquidating Distributions. For purposes of making distributions required by Section 12.2 hereof, the Liquidator may determine whether to distribute all or any portion of the Property in-kind or to sell all or any portion of the Property and distribute the proceeds therefrom.

Section 12.9. Certain Liquidating Distributions. Upon the occurrence of the winding up of the Company pursuant to Article XII, personal property, whether tangible or intellectual, that can be traced to a specific contribution by a Member shall upon liquidation of the Company be distributed to that Member, but only to the extent such liquidating distribution does not circumvent the provisions of Section 12.2(a) hereof.

ARTICLE XIII

POWER OF ATTORNEY

Section 13.1. Company as Attorney-In-Fact. Each Member hereby makes, constitutes, and appoints the Company, severally, with full power of substitution and resubstitution, its true and lawful attorney-in-fact for it and in its name, place, and stead and for its use and benefit, to sign, execute, certify, acknowledge, swear to, file, publish and record, specifically subject to the approval of such as provided in this Agreement (i) all certificates of formation, amended name or similar certificates, and other certificates and instruments (including counterparts of this

Agreement) which the Company may deem necessary to be filed by the Company under the laws of the State of Delaware or any other jurisdiction in which the Company is doing or intends to do business; (ii) any and all amendments, restatements or changes to this Agreement and the instruments described in clause (i), as now or hereafter amended, which the Company may deem necessary to effect a change or modification of the Company in accordance with the terms of this Agreement, including, without limitation, amendments, restatements or changes to reflect (A) any amendments adopted by the Members in accordance with the terms of this Agreement, (B) the admission of any Substitute Member and (C) the disposition by any Member of its interest in the Company; (iii) all Certificates of Termination and other instruments which the Company deems necessary or appropriate to effect the dissolution and termination of the Company pursuant to the terms of this Agreement and (iv) any other instrument which is now or may hereafter be required by law to be filed on behalf of the Company or is deemed necessary by the Company to carry out fully the provisions of this Agreement in accordance with its terms. Each Member authorizes the Company, as attorney-in-fact, to take any further action which such attorney-in-fact shall consider necessary in connection with any of the foregoing, hereby giving such attorney-in-fact full power and authority to do and perform each and every act or thing whatsoever requisite to be done in connection with the foregoing as fully as such Member might or could do personally, and hereby ratify and confirm all that such attorney-in-fact shall lawfully do, or cause to be done, by virtue thereof or hereof.

Section 13.2. Nature of Special Power. The power of attorney granted to the Company pursuant to this Article XIII:

(a) Is a special power of attorney coupled with an interest and is irrevocable;

(b) May be exercised by such attorney-in-fact by listing the Members executing any agreement, certificate, instrument, or other document with the single signature of any such attorney-in-fact acting as attorney-in-fact for such Members; and

(c) Shall survive and not be affected by the subsequent Bankruptcy, insolvency, dissolution, or cessation of existence of a Member and shall survive the delivery of an assignment by a Member of the whole or a portion of its Percentage Interests in the Company (except that where the assignment is of such Member's entire Percentage Interests in the Company and the assignee, with the consent of the other Members, is admitted as a Substitute Member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling any such attorney-in-fact to effect such substitution) and shall extend to such Member's, or assignee's successors and assigns.

ARTICLE XIV

MISCELLANEOUS

Section 14.1. Notices. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be deemed to have been delivered, given, and received for all purposes (i) if delivered personally to the Person or to an officer of the Person to whom the same is directed, or (ii) when the same is actually received, if sent either by registered or certified mail, postage and charges prepaid, or by

email (including email in portable document format) or facsimile, if such email or facsimile is followed by a hard copy of the email or facsimile communication sent promptly thereafter by registered or certified mail, postage and charges prepaid, addressed as follows, or to such other address as such Person may from time to time specify by notice to the Company and the other Members:

(a) If to the Company, to the address determined pursuant to Section 2.4 hereof;

(b) If to the Board of Managers, to the addresses set forth in Exhibit B hereto; or

(c) If to a Member, to the address set forth on the signature pages to this Agreement.

Section 14.2. Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, transferees, and assigns.

Section 14.3. Construction. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

Section 14.4. Time. In computing any period of time pursuant to this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included, but the time shall begin to run on the next succeeding day. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

Section 14.5. Headings. The Article, Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

Section 14.6. Severability. Except as otherwise provided in the succeeding sentence, every provision of this Agreement is intended to be severable, and, if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement. The preceding sentence of this Section 14.6 shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any Member to lose the material benefit of its economic bargain.

Section 14.7. Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is not incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

Section 14.8. Governing Law; Venue. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than

those of the State of Delaware. In the event of any litigation regarding the interpretation or application of this Agreement, the parties irrevocably consent to jurisdiction in any of the state or federal courts located in the City and County of The Woodlands, Texas and waive their rights to object to venue in any such court, regardless of the convenience or inconvenience thereof to any party.

Section 14.9. Waiver of Jury Trial. Each of the Members irrevocably waives to the extent permitted by law, all rights to trial by jury and all rights to immunity by sovereignty or otherwise in any action, Proceeding or counterclaim arising out of or relating to this Agreement.

Section 14.10. Counterpart Execution. This Agreement may be executed in any number of counterparts, including by facsimile transmission and by email in portable document format, with the same effect as if all of the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

Section 14.11. Specific Performance. Each Member agrees with the other Members that the other Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the non-breaching Members may be entitled, at law or in equity, the non-breaching Members shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered effective as of the Effective Date.

COMPANY:

By: ______________________
Alex Romano, Manager

MEMBERS:

______________________ CEO
MXG E

____
BWMXG, LLC
TITLE
ADDRESS
CITY, Texas ZIP

____
NEXUS PROGRAM MANAGEMENT GROUP, LLC

TITLE President

[SIGNATURE PAGE TO MXG FIBER HOLDINGS, LLC COMPANY AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered effective as of the Effective Date.

COMPANY:

By: ____________________________________
Alex Romano, Manager

MEMBERS:

____
MXG DEVELOPERS, LLC TITLE

DocuSigned by:
Damon Shawn Rezaei
BWMXG, LLC
Name: Damon Shawn Rezaei
Title: Manager

____
NEXUS PROGRAM MANAGEMENT GROUP, LLC

EXHIBIT A

NAME AND INITIAL CONTRIBUTION OF EACH MEMBER

Membership Interest to be Registered in the Name of	Percentage of Membership Interest	Consideration
MxG Developers, LLC	81.50%*	$1
BWMXG, LLC	15.31%*	$1
Nexus Program Management Group, LLC	3.19%	$1

*The relative Percentage of Membership Interests of MxG Developers, LLC and BWMXG, LLC may change under the provisions of the Loan Documents.

EXHIBIT B

INITIAL MANAGERS

NAME	ADDRESS
Matt Griswold (MxG Developers, LLC seat 1)	[redacted]
Scott Coye-Huhn (MxG Developers, LLC seat 2)	
Alex Romano (MxG Developers, LLC seat 3)	
Damon Shawn Rezaei (BWMXG, LLC seat)	
Ben Hubbard (Nexus Program Management Group, LLC seat)	

EXHIBIT C

RESOLUTION TO APPOINT INITIAL OFFICERS AS OF THE EFFECTIVE DATE

RESOLUTION
OF
BOARD OF MANAGERS
OF
MXG FIBER HOLDINGS, LLC

Effective Date of Company Amended and Restated Operating Agreement

The Board of Managers of MxG Fiber Holdings, LLC (hereinafter the "Company"), a Delaware limited liability company, hereby adopts the following Resolution by unanimous written consent:

RESOLVED, that Matt Griswold, Scott Coye-Huhn, and Alex Romano, are appointed as Officers of the Company and are solely vested with all Powers of Managers as set out in Section 6.2, and elsewhere in the Amended and Restated Operating Agreement.

____
Matt Griswold
MxG Developers, LLC

____
Scott Coye-Huhn
MxG Developers, LLC

____
Alex Romano
MxG Developers, LLC

____
Damon Shawn Rezaei
BWMXG, LLC

____
Ben Hubbard
Nexus Program Management Group, LLC

EXHIBIT C

RESOLUTION TO APPOINT INITIAL OFFICERS AS OF THE EFFECTIVE DATE

RESOLUTION
OF
BOARD OF MANAGERS
OF
MXG FIBER HOLDINGS, LLC

Effective Date of Company Amended and Restated Operating Agreement

The Board of Managers of MxG Fiber Holdings, LLC (hereinafter the "Company"), a Delaware limited liability company, hereby adopts the following Resolution by unanimous written consent:

RESOLVED, that Matt Griswold, Scott Coye-Huhn, and Alex Romano, are appointed as Officers of the Company and are solely vested with all Powers of Managers as set out in Section 6.2, and elsewhere in the Amended and Restated Operating Agreement.

____
Matt Griswold
MxG Developers, LLC

____
Scott Coye-Huhn
MxG Developers, LLC

____
Alex Romano
MxG Developers, LLC

DocuSigned by:
Damon Shawn Rezaei
9C3E1527E6C447B...
Damon Shawn Rezaei
BWMXG, LLC

____
Ben Hubbard
Nexus Program Management Group, LLC

EXHIBIT D

ULTRA CAPITAL TERM SHEET

See attached.

REDACTED.

PER CONFIDENTIALITY AGREEMENT THIS TERM SHEET IS NOT BEING MADE PUBLIC. TERM SHEET IS NO LONGER RELEVANT AS PARTIES HAVE BEEN RELEASED FROM THE TERMS AND OBLIGATIONS OF SAID TERM SHEET.